AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1996
                                                      REGISTRATION NO. 333-10511

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                AMENDMENT NO. 2

                                       TO

                                   FORM  S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              --------------------

                                               HOME SHOPPING NETWORK, INC.
                                  (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
            DELAWARE                               2501 118TH AVENUE NORTH                            59-2649518
  (State or other jurisdiction                 ST. PETERSBURG, FLORIDA  33716                     (I.R.S. Employer
       of incorporation or                             (813) 572-8585                            Identification No.)
          organization)             (Address, including zip code, and telephone number,
                                  including area code, of registrant's principal executive
                                                          offices)

                              --------------------

                                KEVIN J. MCKEON
                          HOME SHOPPING NETWORK, INC.
                            2501 118TH AVENUE NORTH
                         ST. PETERSBURG, FLORIDA  33716
                                 (813) 572-8585
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: From time to time after the effective date of the registration statement.
       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]
       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]






       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                          HOME SHOPPING NETWORK, INC.

                             Cross Reference Sheet
                   Pursuant to Item 501(b) of Regulation S-K

 Item No.      Form S-3 Caption                            Location or Caption in Prospectus
 --------      ----------------                            ---------------------------------

      1.       Forepart of the Registration Statement      Front Cover Page; Cross-Reference Sheet; Outside
               and Outside Front Cover Page of             Front Cover Page
               Prospectus

      2.       Inside Front and Outside Back Cover         Inside Front and Outside Back Cover Pages
               Pages of Prospectus

      3.       Summary Information, Risk Factors and       The Company, Risk Factors, Ratio of Earnings to
               Ratio of Earnings to Fixed Charges          Fixed Charges

      4.       Use of Proceeds                             Use of Proceeds

      5.       Determination of Offering Price             Not Applicable

      6.       Dilution                                    Not Applicable

      7.       Selling Security Holders                    Selling Securityholders

      8.       Plan of Distribution                        Plan of Distribution

      9.       Description of Securities to be             Description of Debentures; Description of Capital
               Registered                                  Stock

     10.       Interests of Named Experts and Counsel      Legal Matters; Experts

     11.       Material Changes                            Recent Developments

     12.       Incorporation of Certain Information by     Incorporation of Documents by Reference
               Reference

     13.       Disclosure of Commission Position on        Not Applicable
               Indemnification for Securities Act
               Liabilities

PROSPECTUS
                          HOME SHOPPING NETWORK, INC.
                                  $100,000,000
          5 7/8% Convertible Subordinated Debentures due March 1, 2006
                                      and
                        8,333,333 Shares of Common Stock

       This Prospectus relates to the offering and sale from time to time of the 5 7/8% Convertible Subordinated Debentures due March 1, 2006 (the "Debentures"), of Home Shopping Network, Inc., a Delaware corporation ("HSN" or the "Company"), and the shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), issuable upon conversion thereof (the "Shares" and together with the Debentures, the "Securities") by certain holders (the "Selling Securityholders") of the Securities as described under "Selling Securityholders." The Selling Securityholders may from time to time sell the Securities offered hereby to or through one or more underwriters, directly to other purchasers or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, prices related to then prevailing market prices or at negotiated prices. See "Plan of Distribution."


        Interest on the Debentures is payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 1996. Payments will be made without deduction for United States withholding taxes, to the extent described herein. The Debentures are convertible, at the option of the holder, unless previously redeemed or repurchased by the Company, at any time prior to maturity, into shares of Common Stock at a conversion price of $12.00 per share, equivalent to approximately 83.33 Shares for each $1,000 principal amount of Debentures, subject to certain adjustments. On November 15, 1996, the closing price of the Common Stock on the New York Stock Exchange was $11 3/8 per share.



       The Debentures are redeemable for cash at any time on or after March 1, 1998 at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus all accrued interest, except that, prior to March 1, 1999, the Debentures may not be redeemed unless the closing price of the Common Stock equals or exceeds 140% of the then effective conversion price per share for 20 out of 30 consecutive trading days ending within 20 calendar days before the notice of redemption is mailed. See "Description of Debentures - Optional Redemption by the Company." In the event of certain events constituting a Change of Control (as defined herein) of the Company, holders of the Debentures will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or part of their Debentures at a redemption price of 100% of the principal amount thereof, plus accrued interest (including any Additional Interest as defined herein). See "Description of Debentures - Change of Control."


       The Debentures are unsecured general obligations of the Company and subordinated to all existing and future Senior Debt (as defined herein) of the Company. See "Description of Debentures - Ranking."

       The Debentures were originally issued by the Company on March 1, 1996 in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

       The Company will not receive any of the proceeds from the sale of any of the Debentures or the Shares offered by the Selling Securityholders hereunder.


       SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                                ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------


                The date of this Prospectus is November 18, 1996.

                             AVAILABLE INFORMATION


       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information filed by the Company with the SEC can be inspected and copied at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
Such reports, proxy and information statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.


       The Company has filed with the SEC a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to the Securities and the Company, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at the address set forth above.

                    INCORPORATION OF DOCUMENTS BY REFERENCE


       The following documents filed with the SEC (File No. 1-9118) are incorporated by reference into this Prospectus: the Company's Annual Report on Form 10-K for the year ended December 31, 1995; the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; the Company's Current Reports on Form 8-K dated February 15, 1996, February 26, 1996, March 1, 1996, August 26, 1996 and October 15, 1996; and the description of the Company's Common Stock contained in the Company's registration statement filed pursuant to Section 12(b) of the Exchange Act, including any amendment or reports filed for the purpose of updating such description filed by the Company.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of filing of such documents. Such documents are expected to include the definitive proxy materials to be prepared by the Company and Silver King (as defined) to their respective stockholders in connection with the Merger (as defined).

       Any statement contained in documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

       The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Requests for such copies should be directed to the Company's Chief Financial Officer, 2501 118th Avenue North, St. Petersburg, Florida 33716, whose telephone number is (813) 572-8585.


                                  RISK FACTORS

       PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE PURCHASERS OF THE SECURITIES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA PRESENTED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN:

RECENT OPERATING RESULTS AND FINANCIAL CONDITION


       The Company experienced a significant decline in its business during 1995, resulting in a net loss of approximately $62 million for the year ended December 31, 1995. The Company believes that its negative performance in 1995 was due in part to the adverse effects of certain merchandising and programming strategies which had been implemented in late 1994 and 1995. The issuance of the Debentures by the Company, together with the Company's possible future borrowings under the Replacement Facility (as defined), may have the effect of increasing the total amount of the Company's consolidated indebtedness and may increase its interest expense obligations in subsequent periods. The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness depends on its financial and operating performance which, in turn, are subject in part to prevailing economic conditions and financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient funds from operations to satisfy its obligations under its indebtedness.


PROSPECTS FOR FUTURE REVENUE GROWTH

       The Company experienced only a 15.4% growth in net sales between 1990 and 1994, and net sales in 1995 declined 9.4% from 1994. The Company has historically sought to increase the number of homes receiving its programming, and hence the number of potential customers, primarily through the establishment of affiliation agreements with cable television system operators and broadcast station operators for the transmission of its programming services to cable television subscribers and broadcast television viewers, and by transmission of the Company's programming service directly to the owners of home satellite dishes. While the Company continues to seek further opportunities to increase the number of homes receiving the Company's programming, it is unlikely that the number of homes receiving the Company's programming will continue to grow at rates comparable to those achieved in prior periods. Therefore, the Company's ability to increase its revenue will depend more heavily on market penetration, defined as the addition of new customers from homes already receiving the Company's programming and continued growth in repeat sales to existing customers. No assurance can be given that the Company will be successful in these efforts to increase market penetration.


       Messrs. Barry Diller, Chairman of the Board of the Company, and James Held, President and Chief Executive Officer of the Company, and other new management of the Company, have conducted a comprehensive review of the Company's merchandising and programming strategies, operations and budget and all other aspects of the Company's business and have formulated plans and proposals to improve the operating performance of the Company. See "Risk Factors - Management Changes" and "- Dependence on

Certain Key Personnel." For the quarter and nine months ended September 30, 1996, net sales for the Company increased $16.7 million, or 7.7%, to $234.3 million from $217.6 million and $75.1 million, or 11.4%, to $733.9 million from $658.8 million, respectively, compared to the same periods in 1995. The Company believes that the improved sales in the quarter and nine months ended September 30, 1996 compared to 1995 were primarily the result of immediate changes made by new management to the Company's merchandising and programming strategies. These changes included initiating changes in the merchandising area designed to broaden product assortments, changing the sales mix, optimizing product variety and value, maintaining the average price per unit at the desired level, improving inventory management and improving planning of programmed shows. Management expects to take additional steps designed to attract both first-time and active customers which include improving product assortment, reducing the average price per unit, improving inventory management and better planning of programmed shows. While management is optimistic that results will continue to improve and the Company will remain profitable, there can be no assurance that changes to the Company's merchandising and programming strategies will achieve management's intended results.



SUBSTANTIAL LEVERAGE


       The Company and its consolidated subsidiaries incurred substantial indebtedness and other cash obligations as a result of the consummation of the sale of the Debentures. The Company used the net proceeds of $97.2 million from the Debentures to repay borrowings under the Prior Credit Facility (as defined). As of September 30, 1996, there were no outstanding borrowings under the Replacement Facility and approximately $139 million was available for borrowing after taking into account outstanding letters of credit. The
Company anticipates that it will use its borrowing capacity under the Replacement Facility to provide funds for working capital and other corporate purposes, to the extent that funds from operations are not sufficient for such purposes. As a result, the Company anticipates that its consolidated indebtedness may increase during the remainder of 1996. In addition, if the Merger (as defined) is consummated, the total consolidated indebtedness of Silver King (which will include the indebtedness represented by the Debentures) will be substantially in excess of that of the Company. The Debentures are subordinated to all outstanding Indebtedness (as defined) of the Company, including amounts outstanding under the Replacement Facility.
All outstanding amounts under the Replacement Facility become due and payable in August 1999. See "Recent Developments". The Indenture (as defined) governing the Debentures does not restrict the Company or any of its subsidiaries or affiliates from incurring additional indebtedness or other liabilities or obligations. In addition, the Indenture would not restrict the Company from advancing funds to Silver King (whether through dividends, loans or otherwise) following the Merger, subject to the terms of the Replacement Facility. See "Description of Debentures - Ranking."


       The degree to which the Company is leveraged could have important consequences to purchasers of the Securities, including (i) increasing the Company's vulnerability to adverse general economic and industry conditions,
(ii) limiting the Company's ability to obtain additional financing to take advantage of acquisition or development opportunities that may arise in the future, whether in respect of new projects or to expand existing projects, or to expand the Company's inventory, (iii) reducing the Company's flexibility to respond to changing business, technological and economic conditions and (iv) impeding the Company's ability to obtain financing or refinancing for general working capital, capital expenditures or for other general corporate purposes.

HOLDING COMPANY STRUCTURE; DEPENDENCE UPON CASH FLOW FROM SUBSIDIARIES

       The Company is a holding company and conducts all of its operations through subsidiaries. Consequently, the ability of the Company to pay its obligations, including its obligation to pay interest on and principal of the Debentures when due, will be dependent upon the earnings of its subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make funds available therefor. The ability of the subsidiaries to pay dividends or make other payments or advances to the Company will depend upon their operating results and will be subject to various business considerations and to applicable state laws.



        Because the Debentures are not obligations of the Company's subsidiaries and because a substantial portion of the assets of the Company are owned by, and substantially all of its operations are conducted through, its subsidiaries, claims of holders of Debentures are structurally subordinated to the claims of such subsidiaries' creditors, including lenders and trade creditors, of such subsidiaries. Thus, the Debentures effectively are subordinated to all existing and future liabilities of the Company's subsidiaries, including trade payables, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. The capital stock of two of the Company's subsidiaries, Home Shopping Clue, Inc. ("HSC") and HSN Realty, Inc., has been pledged to the lenders under the Replacement Facility and such subsidiaries have guaranteed the obligations of the Company under such facility. The Indenture permits the Company's subsidiaries to incur additional indebtedness and to issue preferred stock.


RANKING; SUBORDINATION


       The Debentures represent general unsecured obligations of the Company senior or pari passu in right of payment to all other unsecured obligations of the Company but subordinated to the prior payment in full of all existing and future Senior Debt of the Company. See "Description of Debentures - Ranking." As of September 30, 1996, the Company had approximately $1 million of debt that constituted Senior Debt. In addition, the Debentures were structurally subordinated to the liabilities of the subsidiaries of the Company, which constituted most of the approximately $164 million in other consolidated liabilities of the Company as of such date. See "- Holding Company Structure; Dependence Upon Cash Flow From Subsidiaries" above. There are no restrictions in the Indenture on the creation of additional Senior Debt (or any other indebtedness), including any indebtedness ranking senior to the Debentures but junior to other indebtedness of the Company or on the incurrence of additional liabilities by subsidiaries of the Company.


       Upon the maturity or in the event of a default in payment when due (whether at a date fixed for payment or by acceleration or otherwise) of principal, premium, if any, or interest or any other amount due in respect of Senior Debt then, unless such Senior Debt has been paid in full or such default shall have been cured or waived or shall have ceased to exist, the Company may not make principal or interest payments with respect to, or acquire any of, the Debentures. Upon the occurrence of a covenant default under any Senior Debt (i.e., a default that does not involve a missed payment of principal or interest or any other amount due on Senior Debt) and receipt by the Trustee under the Indenture of notice to such effect, the Company may not make payments with respect to, or acquire any of, the Debentures, until the earlier of (i) the default having been cured or waived or ceasing to exist or (ii) 180 days having passed from the date of receipt of such written notice. Were the maturity of the Senior Debt to be accelerated during such 180-day period, no payment may be made with respect to the Debentures until such Senior Debt is paid in full. See "Description of Debentures - Ranking."

       Upon any distribution of assets in any dissolution, winding-up, liquidation or reorganization of the Company (whether in any bankruptcy, insolvency or receivership proceedings or otherwise), payment of all amounts due in respect of the Debentures will be subordinated to the prior payment in full of all Senior Debt. By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets: (i) the holders of Debentures will be required to pay over their share of such distribution to the holders of Senior Debt until such Senior Debt is paid in full; and (ii) creditors who are not holders of Debentures or holders of Senior Debt may recover more, ratably, than the holders of Debentures.



CONTROL BY TCI



        Tele-Communications, Inc. ("TCI"), through Liberty Media Corporation ("Liberty"), a wholly owned subsidiary of TCI, and Liberty's subsidiary Liberty HSN, is currently the beneficial owner of 17,566,702 shares of Common Stock and 20,000,000 shares of Class B Common Stock of the Company ("Class B Common Stock") (such shares of Common Stock and Class B Common Stock are referred to collectively herein as the "TCI Company Shares"). The TCI Company Shares represent approximately 41% of the outstanding equity securities of the Company and, by virtue of the fact that the Common Stock and Class B Common Stock vote together as a single class as to most matters, with shares of Class B Common Stock generally entitled to cast 10 votes per share while shares of Common Stock are entitled to cast one vote per share, the TCI Company Shares represent approximately 80% of the voting power of the Company's outstanding equity securities. Thus, TCI currently has sufficient voting power to control all matters requiring the approval of the Company's stockholders, including the power to elect all of the members of the Company's Board of Directors (excluding the directors constituting 25% of the entire Board who are elected by the holders of the Common Stock), the power to effect amendments to the Company's Restated Certificate of Incorporation and the power to approve mergers, sales of assets, "going private" and other corporate transactions without the approval of any other stockholders of the Company. See "Description of Capital Stock."



PROPOSED MERGER WITH SILVER KING



       In August 1995, Liberty and Mr. Barry Diller entered into an agreement pursuant to which Liberty has transferred an option (the "Liberty Option") to purchase 2,000,000 shares of Class B Common Stock of Silver King ("Silver King Class B Common Stock") (which shares represent a majority of the outstanding voting power of Silver King) to BDTV INC. ("BDTV"), a company in which Liberty owns substantially all of the equity interest and Mr. Diller, who has been Chairman of the Board of Directors of the Company since November 1995 and who became Chairman of the Board and Chief Executive Officer of Silver King in August 1995, owns all of the voting interests. Pursuant to such agreement between Mr. Diller and Liberty (the "Stockholders Agreement"), Mr. Diller is entitled to vote all of the Silver King securities held by this entity and manage the business of Silver King, subject to certain restrictions. Consummation of this transaction was subject to the satisfaction of certain conditions, including receipt of the final approval of the Federal Communications Commission (the "FCC") to the transfer of control of Silver King's broadcast licenses to Mr. Diller (the "FCC Approval"). Following the consummation of such transactions on August 13, 1996, Mr. Diller, who also acquired separately a significant number of options to acquire the Common Stock of Silver King (the "Silver King Common Stock") in August 1995 effectively, directly and indirectly has voting power of securities of Silver King representing a majority of the outstanding voting power of that entity.



       In November 1995, Liberty and Mr. Diller entered into an amendment to their original agreement and certain agreements, which provided for, among other things, Silver King's acquisition of control of the Company through the transfer (the "Merger and Exchange") to Silver King of the TCI Company Shares in exchange for additional shares of Silver King Common Stock and Class B Common Stock (the "Silver King Exchange Securities"). In addition, in connection with such transfer of the TCI Company Shares, TCI would have acquired beneficial ownership of a substantial additional equity interest in Silver King and, through such ownership of Silver King securities, would continue to have a substantial indirect equity interest in the

Company. At the same time, Liberty and Mr. Diller entered into an amendment to the Stockholders Agreement, the effectiveness of which was conditioned upon consummation of the Merger and Exchange.


       By Memorandum Opinion and Order, adopted March 6, 1996, and released March 11, 1996 (the "FCC Order"), the FCC granted, subject to certain conditions described below, the FCC Approval; however, the FCC stayed the effectiveness of the FCC Order to investigate certain allegations filed by a third party against Silver King and to assess their impact on the FCC Order.


        The provisions of the FCC Order granting the approval for the transfer of control of the Silver King television stations described in the preceding paragraphs was conditioned upon, among other things, the prior approval by the FCC of (i) any substantial and material modification to the Stockholders Agreement, (ii) any increase in TCI's ownership interest in Silver King (the "Equity Condition"), and (iii) any material increase in the percentage of cable subscribers of TCI-owned cable systems within the markets served by any of Silver King's television stations (the "Subscriber Condition"). Based on information contained in a report on Schedule 13D filed by TCI and Mr. Diller with the SEC, TCI did not agree to the Subscriber Condition, and, accordingly, BDTV filed a request for clarification with the FCC, dated April 10, 1996, insofar as it imposed the Subscriber Condition. By Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996 (the "FCC June Order"), the FCC, among other things, granted in part such request for clarification and removed the Subscriber Condition from its prior grant of approval of the transfer of control of the Silver King television stations. In the FCC June Order, the FCC required that BDTV notify the FCC prior to the consummation of an acquisition by Liberty or TCI of cable systems, or other transaction, whereby the aggregate percentage of television households served by cable systems owned or controlled by TCI in any of the Silver King television markets would exceed 50%. In the FCC June Order, the FCC also dissolved the stay of effectiveness of the FCC Order.



       Based on information contained in a report on Schedule 13D filed with the SEC by TCI on August 16, 1996, each of the agreements relating to the Merger and Exchange provided that such agreement may be terminated by either party in the event that the transactions contemplated thereby had not been consummated by August 30, 1996. Such report also indicated that because of the delays in receiving the approval of the FCC of the acquisition of control of Silver King by BDTV and certain limitations contained in the FCC June Order relating to Liberty's acquisition of beneficial ownership of additional equity securities of Silver King (including those shares in which it would acquire an ownership interest as a result of the Merger and Exchange), Liberty believed it was unlikely that such transactions will be consummated by August 30, 1996. Such report also stated that, as a result, Mr. Diller and Liberty recently had begun discussing a restructuring of the proposed transactions or a possible alternative transaction relating to the Company, in any case such that Silver King could acquire control of the Company in a manner that would be consistent with the limitations relating to Liberty's acquisition of beneficial ownership of additional equity securities of Silver King contained in the FCC June Order.



       The Company, Silver King Communications, Inc. ("Silver King"), a subsidiary of Silver King ("Silver King Sub"), and Liberty HSN, Inc. ("Liberty HSN") entered into an Agreement and Plan of Exchange and Merger (the "Merger Agreement"), dated as of August 25, 1996, which agreement provides for the Merger of Silver King Sub and the Company and will result in the Company becoming initially at least an 80.1% owned subsidiary of Silver King (the "Merger"). See "Recent Developments - Proposed Silver King Merger." In connection with the Merger Agreement, Silver King, BDTV, Liberty Program Investments, Inc. and Liberty HSN entered into a Termination Agreement, dated as of August 25, 1996, which terminated the agreements relating to the Merger and Exchange upon execution and delivery of the Merger Agreement.

       The foregoing summary discussion of certain proposed transactions and other arrangements between and among Silver King, Mr. Diller and/or Liberty or TCI has been derived from publicly available information concerning such transactions, including certain reports on Schedule 13D filed by such persons with the SEC, and certain exhibits included or incorporated by reference therein. Such summary, as well as the other information regarding such arrangements contained in this Prospectus, is qualified in its entirety by reference to such Schedule 13D reports and the exhibits thereto, which may be obtained from the places and in the manner described under the caption "Available Information."


CERTAIN LITIGATION



       Following the announcement of the proposed Merger, certain lawsuits were initiated in the Delaware Court of Chancery by certain purported stockholders of the Company. For further information regarding such litigation, see "Recent Developments - Certain Litigation." No assurance can be given regarding the effect, if any, that such litigation may have on the Company or on the proposed Merger with Silver King.



POTENTIAL CONFLICTS OF INTEREST BETWEEN THE COMPANY AND SILVER KING


       Silver King and the Company currently are, and if the Merger is not consummated, will continue to be, separate publicly-held companies, with separate boards of directors (other than Mr. Diller), management (other than Mr. Diller) and publicly traded securities. Programming produced by the Company and its subsidiaries presently constitutes substantially all of the programming broadcast by the Silver King stations. As a result, the Company is an important source of programming and revenue to Silver King, and Silver King constitutes a significant distributor of the Company's programming.



       In addition to his executive positions with both the Company and Silver King, Mr. Diller has also been granted significant equity interests in both companies. As a result, if the Merger is not consummated, situations may arise in which Mr. Diller may be required to make decisions which could be perceived as favoring one company over the other and TCI will continue to hold a large indirect equity interest in the Company through its indirect ownership of Silver King securities. As a result, TCI may face situations in which decisions relating to its business could be viewed as favoring one company over the other.


       In addition to its interest in the Company and Silver King, TCI (through Liberty) also owns approximately 43% of the common equity of QVC, Inc. ("QVC"), another leading electronic retailer. Management of QVC is currently controlled by Comcast Corporation (which owns approximately 57% of the common equity of QVC), subject to certain restrictions. Situations may arise in which TCI may take actions favoring QVC over the Company, including situations relating to the carriage of one or both of such programmers on cable television systems controlled by TCI or its affiliates.


       In addition, federal law currently prevents cable system operators from providing distribution to an unlimited number of affiliated programmers. Because TCI holds interests in various cable programmers other than the Company, such federal limitations may restrict TCI's ability to carry the Company's programming in the future, especially if such programming entails the creation of new channels that require additional channel capacity. Furthermore, the agreements between Mr. Diller and Liberty provide that without the approval of Mr. Diller and Liberty, neither Silver King nor its subsidiaries (which, assuming consummation of the Merger, will include the Company), will engage in any transaction not in the ordinary course of business, launch new or additional channels or engage in any new field of business, in each case, which would have a reasonable likelihood of resulting in Liberty or any of its affiliates being required to divest itself of Silver King securities or any other assets or which would render such entity's continued ownership of such securities or assets illegal or subject to the imposition of a fine or penalty or which would impose material restrictions or limitations on such entity's full rights of ownership thereof. As a consequence of Liberty's ownership interest in the

Company and TCI's ownership interests in other suppliers of cable television programming, such agreement may limit the ability of the Company to take advantage of electronic retailing opportunities in the future.


MANAGEMENT CHANGES

       In November 1995, Mr. Diller became Chairman of the Board and James Held became President and Chief Executive Officer of the Company. Mr. Diller does not have an employment agreement with the Company and does not receive a salary from the Company; however, in connection with his appointment as Chairman of the Board, Mr. Diller was originally granted options to purchase 13,400,000 shares of Common Stock at an exercise price of $8.50 per share, of which amount options with respect to 100,000 shares were subsequently returned to the Company. The vesting of such options will occur over the next four years, subject to acceleration in certain specified circumstances, and, except in certain circumstances, vesting is conditioned upon Mr. Diller remaining as Chairman of the Company, with any unvested options subject to termination.


       Mr. Held has entered into an employment agreement with the Company (which agreement has a term of four years, subject to renewal), and has also been granted options to purchase 2,500,000 shares of Common Stock at an exercise price of $8.50 per share, vesting over a period of four years, subject to acceleration in certain specified circumstances. Except in certain circumstances, such vesting is subject to Mr. Held remaining in the employ of the Company, with any unvested options subject to termination. Mr. Held's employment agreement may be terminated by him under certain circumstances, including in situations where Mr. Diller and/or TCI cease to be the direct or indirect controlling stockholders of the Company.


       Although the appointment of Messrs. Diller and Held occurred at approximately the same time as the execution of the agreements described above relating to the Merger and Exchange, neither such appointment was conditioned or otherwise made contingent upon, the consummation of such transactions. Each of Mr. Diller and Mr. Held was granted significant equity interests in the Company to provide them with substantial economic incentives to remain with the Company whether or not such transactions were actually consummated. Despite the significant economic incentives provided by such option grants, there can be no assurance that the Company will be able to retain the long-term services of Mr. Diller, Mr. Held or other members of senior management or key employees.


DEPENDENCE ON CERTAIN KEY PERSONNEL


       Although Messrs. Diller and Held have been with the Company for less than one year, the Company believes that significant future improvement in its business will depend upon their contributions. If the Merger is not consummated, it is uncertain what, if any, effect such failure could have on Mr. Diller's status as Chairman and Chief Executive Officer of Silver King or upon Mr. Diller's status as Chairman of the Company, or upon Mr. Diller's intent to remain in any or all such capacities. In the event that Mr. Diller were to resign or be terminated from any of such positions, or were otherwise unable to perform his responsibilities at the Company, the business of the Company, as well as the market price of its Common Stock, could be adversely affected. Likewise, if the Merger is not consummated, it is uncertain what Silver King's or TCI's future course of action may be, or the effect such uncertainty would have upon the Company and its senior management.





AFFILIATION AGREEMENTS WITH PROGRAM CARRIERS

       The Company's business is highly dependent on its affiliation agreements with both cable television system operators and broadcast station operators. Renewal of the Company's affiliation agreements with cable system operators on favorable terms is dependent upon the Company's ability to negotiate successfully with cable operators that, subject to applicable law, determine which programs will be carried on their systems and the channel position of each program carried. The Company's programming competes for access to cable systems with competitive televised shopping programming and other types of programming supplied by a variety of other well-established sources, including news, public affairs, entertainment and sports programmers. The Company anticipates that payments to cable system operators in 1996 under the Company's cable distribution agreements (excluding commission payments) will be approximately $49.0 million. The Company believes that competition for cable channel access among televised shopping services is intense.

        A significant number of the Company's customers are reached through broadcast of the Company's programming pursuant to affiliation agreements with broadcast station operators. The loss of broadcast distribution of the Company's programming in certain markets may also mean that the Company would lose cable television distribution because certain cable television systems are required to distribute the Company's programming as a result of the federal "must carry" rules. The Company has entered into a number of long term carriage agreements with cable operators which are currently required to carry the Company's programming pursuant to the "must carry" rules to prevent the loss of distribution in the event that the "must carry" rules are declared unconstitutional or are otherwise terminated or in the event that the affiliation agreements with broadcast operators are not renewed.

       Termination or non-renewal of existing affiliation agreements or an increase in the expense associated with the renewal of existing affiliation agreements or with entering into cable distribution agreements with additional cable system operators could have a material adverse effect on the Company.

AFFILIATION AGREEMENTS WITH SILVER KING


       Each of the Silver King Stations (as defined) has an Affiliation Agreement (as defined) with HSC requiring it to carry HSC's programming through December 28, 1997. HSC pays an affiliation fee to Silver King based upon hourly rates and, upon reaching certain sales levels, commissions on net sales made to customers in the applicable broadcast area. These agreements automatically renew for additional five-year terms on December 28, 1997 and December 28, 2002 unless Silver King provides notice of nonrenewal by December 28, 1996 (a six-month extension from the prior deadline) and June 28, 2001, respectively, with respect to such renewal terms. Thereafter, the Affiliation Agreements automatically renew for successive five-year terms unless and until either party provides the other with written notice of nonrenewal.



       Silver King has informed the Company that it has not made any decision regarding whether it will renew any or all of the Affiliation Agreements, or whether Silver King will, instead, develop and broadcast programming independently of the Company. After evaluating the needs and costs of additional program carriage, the Company believes that the orderly termination of the Affiliation Agreements may be in the Company's best interests because of the potential cost savings and the existing cable carriage of HSC programming in many of the Silver King markets. As a result, the Company and Silver King are discussing the process for an orderly termination of such Affiliation Agreements in the event that the agreements are not renewed and the Company has initiated preliminary discussions in a number of markets for the purpose of securing alternative carriage of its programming. There can be no assurance that Silver King will in fact terminate any or all of the Affiliation Agreements or that, if so terminated, the Company will be able to find other means of distributing its programming to the households in the broadcast areas currently served by Silver King Stations at a reasonable cost. Depending upon the availability and cost of alternative carriage for the Company's programming, termination of the Affiliation Agreements could also disrupt the Company's ability to reach existing customers and may cause a reduction in the Company's revenues. The Company may also incur additional expenses, which could be substantial, in connection with entering into cable distribution agreements with other cable system operators for the purpose of securing alternative carriage of its programming. See "Certain Relationships Involving Diller, Liberty and Silver King - Business Agreements between the Company and Silver King."


POSSIBLE NONDEDUCTIBILITY OF CERTAIN COMPENSATION RELATING TO COMPANY OPTIONS

     In May 1996, the stockholders of the Company approved the Company 1996 Stock Option Plan for Employees (the "Company Plan"), pursuant to which, among other grants, options to purchase an aggregate of 15,900,000 shares of Common Stock at a weighted average exercise price of $8.50 per share have been granted to individuals who are expected to be executive officers of Silver King following consummation of the proposed Merger and the Savoy Merger (as defined). Depending upon the facts and circumstances at the time of exercise, some or all of these options may not qualify for exemption from Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) generally does not permit a corporation to take tax deductions for compensation in excess of $1 million paid to its chief executive officer and other four most highly compensated officers. If the Company Plan is not exempt from Section 162(m) and the exercise of such options is otherwise subject to the Section 162(m) limit, then the Company (and, following consummation of the Merger, Silver King) may not be able to take tax deductions in excess of the Section 162(m) limit in connection with the exercise of these stock options. Assuming that an option exercise does not qualify for exemption from Section 162(m) and that the Section 162(m) limit has otherwise been met with respect to the individual exercising the option, the amount of the foregone deduction per share would be equal to the spread between the option exercise price (adjusted to reflect the conversion of Common Stock into Silver King Common Stock in connection with the Merger), and the market price of Common Stock or Silver King Common Stock, as the case may be, on the date of exercise. Whether the Company or Silver King will be able to realize any benefit of this potential deduction in excess of the Section 162(m) limit, and the amount of any such deduction, is dependent upon numerous factors, including whether such individual is, at the time of exercise, one of the officers of the Company (or, following the Merger, Silver King) to which
Section 162(m) relates, the price of Common Stock or Silver King Common Stock, as the case may be, on the date an option is exercised, the number of options exercised and other compensation paid by the Company or Silver King to the individual exercising the option. It is not possible to predict whether the Company or Silver King will be able to recognize any tax deduction in respect of the exercise of these options nor the amount of the tax deduction that might otherwise have been recognized. In the event that the Company or Silver King is unable to recognize some or all of the tax deduction upon exercise of these options, the Company's or Silver King's taxes payable could be materially higher in the relevant period than they would be if the Company or Silver King were able to realize the deduction.

POTENTIAL CONFLICTS BETWEEN DEBT AND EQUITY HOLDERS

       Certain decisions concerning the operations or financial structure of the Company present conflicts between the owners of the Company's capital stock and the holders of the Debentures. For example, if the Company encounters financial difficulties, or is unable to pay its debts as they mature, the interest of the Company's equity investors might conflict with those of the holders of the Debentures. In addition, the equity investors may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might adversely affect the ability of the Company to pay principal and interest on the Debentures.

COMPETITION

        The markets for the Company's products and services are highly competitive. In addition to competitors in the electronic shopping industry, "Home Shopping Network" must compete with store and catalog retailers, many of whom have substantially greater financial and marketing resources. The Company's business, financial condition and operations can be adversely affected by changes in the general retailing industry.


       "Home Shopping Network" also competes for distribution of its programming with other cable programmers, many of whom have substantially greater financial and marketing resources than the Company. While the Company believes that it has been successful in obtaining carriage of its programming on reasonable terms to date, there can be no assurance that it will continue to do so.

DEPENDENCE ON TECHNOLOGY

       The Company is dependent upon the successful operation and maintenance of its technological infrastructure, including its satellite up-links, computerized order processing and fulfillment, and automated voice response systems. While the Company has not experienced any material disruption of these operations in the past, its business and operations could be adversely affected by extended failure of any of these systems.

ABSENCE OF AN ESTABLISHED MARKET; RESTRICTIONS ON TRANSFER

       The Debentures are not listed for trading on any national securities exchange or authorized for listing on any automated inter-dealer quotation system; however, the Shares of Common Stock into which they are convertible will be listed on the New York Stock Exchange. There is no assurance that an active trading market for the Debentures will develop or, if one develops, that it will be maintained or that the Common Stock will continue to be listed on the New York Stock Exchange or be actively traded.

                                  THE COMPANY

GENERAL


       The Company is a holding company that was incorporated in Delaware in 1986, the subsidiaries of which conduct the day-to-day operations of the Company's various business activities. The Company's primary business, and principal source of revenue, is electronic retail sales by HSC a wholly-owned subsidiary of the Company and a leader in the electronic retailing industry. HSC sells a variety of consumer goods and services over live, customer-interactive retail sales programs through its "Home Shopping Network" and "Spree!" programming services.



       The Company's programming is transmitted over two networks twenty-four hours a day, seven days a week via satellite to affiliated cable television systems and broadcast television stations and satellite dish receivers. As of September 30, 1996, the Company's primary network, "Home Shopping Network," is received by approximately 69.7 million homes throughout the United States. In addition, "Spree!," which provides a similar retail shopping service in a more casual and less structured format, is received by approximately
11.5 million cable television households as of September 30, 1996, approximately 4.6 million of which receive it on a part-time basis and approximately 9.9 million of which also receive "Home Shopping Network."



       HSC programming is divided into segments. Each segment is televised live with a show-host who presents the merchandise and conveys to the viewer information relating to the product, including price, quality, features and benefits. Viewers place orders for products by calling a toll-free telephone number, and orders are processed by live operators or by the Company's automated voice response system. Show-hosts engage callers in on-air discussions regarding the Company's programming, the currently featured product or the caller's experience with HSC and its products. This format creates a spontaneous and entertaining program.

       The Company's principal offices are located at 2501 118th Avenue North, St. Petersburg, Florida 33716, and its telephone number is (813) 572-8585.

ADDITIONAL SUBSIDIARY BUSINESSES

       In addition to the electronic retailing business, the Company's subsidiaries are involved in mail order and other businesses.

       HSN Mail Order, Inc. ("Mail Order") markets a variety of merchandise through mail order catalogs distributed to individuals on mailing lists developed by Mail Order or rented from agents. Mail Order also markets a variety of products by inserting marketing materials, including its catalogs, in packages containing HSC products shipped to customers.

       Internet Shopping Network, Inc. ("ISN") operates an interactive shopping service on the Internet specializing in small office and computer equipment. ISN is also exploring business opportunities for merchandising products via commercial digital interactive television services and other new digital retailing vehicles.

       Vela Research, Inc. develops and markets high technology audio and video digital encoding and decoding devices and storage products to the cable, broadcast, computer and telecommunications industries.

                              RECENT DEVELOPMENTS

REPLACEMENT FACILITY


       On August 2, 1996, the Company, HSC, HSN Realty, Inc. (together with HSC, the "Subsidiary Guarantors"), The Chase Manhattan Bank, N.A., LTCB Trust Company and the Bank of New York entered into a new $150 million senior secured revolving credit facility (the "Replacement Facility") with a $25.0 million sub-limit for import letters of credit, which facility replaced the Company's prior revolving credit facility (the "Prior Credit Facility") and refinances the Company's outstanding indebtedness thereunder. The Replacement Facility has a three year term and expires on August 2, 1999. The obligations of the Company under the Replacement Facility are secured by the outstanding capital stock of, and are guaranteed by, the Subsidiary Guarantors. The Replacement Facility contains customary covenants by the Company, including the maintenance of corporate existence and ownership of subsidiaries, maintenance of properties, delivery of financial information, limitations on other indebtedness, limitations on repurchases of or distributions on capital stock, limitations on transactions with affiliates, restrictions on acquisitions and other investments, and the maintenance of certain financial ratios. Further, the Replacement Facility includes a prohibition on prepayments, redemptions and repurchases of other indebtedness (including the indebtedness of the Company under the Debentures). In addition to other customary events of default, an event of default will arise under the Replacement Facility upon the occurrence of certain events involving a change of control of the Company (as defined in the Replacement Facility).



PROPOSED SILVER KING MERGER



       The Company has entered into the Merger Agreement, dated as of August 25, 1996, pursuant to which, subject to the satisfaction of certain conditions (including the receipt of all required approvals of the stockholders of Silver King and the Company), the Company will merge with Silver King Sub, with the result that the Company would become at least an 80.1% owned subsidiary of Silver King. In the Merger, each share of outstanding Common Stock of the Company at the time of the Merger will be converted into the right to receive
0.45 of a share of Silver King Common Stock and each share of outstanding Class B Common Stock will be converted into the right to receive 0.54 of a share of Silver King Class B Common Stock. There can be no assurance whether the foregoing conditions will be satisfied or whether the Merger will be consummated.



       In order to comply with the FCC June Order, which limited the percentage equity interest held by TCI in Silver King to its current level unless prior approval of FCC was obtained, Liberty HSN, an indirect wholly owned subsidiary of TCI, agreed in the Merger Agreement (i) to exchange the 17,566,702 shares of Common Stock and 739,141 shares of the 20,000,000 shares of Class B Common Stock held by Liberty HSN for shares of capital stock of Silver King Sub prior to the Merger, which shares would then become shares of common stock and Class B Common Stock of the surviving corporation in the Merger and, upon TCI being entitled to own such shares in accordance with applicable FCC regulations, would finally be exchanged (pursuant to an exchange agreement to be entered into by Silver King and Liberty HSN prior to the Merger) into Silver King Common Stock and Silver King Class B Common Stock at the same exchange ratio that such Company shares would have been converted into Silver King shares in the Merger, and (ii) that approximately 2.6 million of the approximately 10.4 million shares of Silver King Class B Common Stock to which Liberty HSN would be entitled to receive in the Merger would become "Contingent Shares" to be issued to Liberty HSN at such time as Liberty HSN would be entitled, under applicable FCC regulations, to own such shares. In the event that any Contingent Shares remained to be issued after the third anniversary of the Merger, such shares would also be issuable to Liberty HSN at such time as it received FCC approval (including an FCC approval allowing Liberty HSN to own such shares for a limited period of time in order to effect the disposition of such shares) on or before the fifth anniversary of the Merger. If such Contingent Shares are issued to Liberty HSN after the third anniversary of the Merger and sold by it, Silver King will be obligated to issue to Liberty HSN an additional number of shares to compensate it for certain taxes payable as a result of such sale.



       In connection with the Merger and in accordance with the terms of the Merger Agreement, Silver King and the Company intend to execute and deliver to the Trustee a supplemental indenture pursuant to, and satisfying the requirements of, the Indenture. It is expected that such supplemental indenture will confirm that under the terms of the Indenture, each outstanding Debenture will be convertible into that number of shares of Silver King Common Stock that holders of the Debentures would have been entitled to receive in the Merger had the Debentures been converted into Common Stock immediately prior to the consummation of the Merger. Accordingly, as of the effective time of the Merger, the Debentures currently would become convertible into an aggregate of 3,750,000 shares of Silver King Common Stock at a conversion price of $26.667 per share, subject to adjustment pursuant to the Indenture. Pursuant to the Merger Agreement, Silver King is obligated to use its reasonable efforts to become jointly liable with the Company or to guarantee the obligations of the Company under the Indenture as of the consummation of the Merger. In addition, Silver King has agreed to reserve, at or prior to the time of the Merger, a sufficient number of shares of Silver King Common Stock for issuance upon conversion from time to time of the Debentures following the Merger. Silver King has also indicated that it currently expects to take appropriate actions to provide that the resale of the Debentures following the Merger will be registered under the Securities Act.



       In connection with the execution of the Merger Agreement, Silver King, Liberty, and certain of Liberty's subsidiaries entered into a voting agreement, dated August 25, 1996 (the "Voting Agreement"), pursuant to which such Liberty entities agreed to vote the TCI Company Shares in favor of the Merger and to vote the TCI Company Shares against any action or agreement that would impede, delay or discourage the Merger. In addition, pursuant to such Voting Agreement, such Liberty entities agreed not to sell, transfer or otherwise dispose of the TCI Company Shares except pursuant to the Merger or following a termination of the Merger Agreement.



       The consummation of the Merger is subject to a number of conditions, including, but not limited to, approval by the stockholders of the Company (which approval must include, pursuant to the Merger Agreement, in addition to the stockholder approval required under Delaware law and the Amended and Restated Certificate of Incorporation of the Company, approval by the holders (other than Liberty HSN and its affiliates) of a majority of Common Stock, voting as a separate class, present and voting at the meeting at which the Merger is to be considered) and approval by the stockholders of Silver King of the issuance of the shares of Silver King Common Stock and Silver King Class B Common Stock in the Merger (including the future issuances to TCI of the Contingent Shares and the shares issuable to TCI upon the exchange of its shares of the surviving corporation in the Merger), and the receipt of certain regulatory consents and approvals, including any required approval by the FCC. If the Merger is not consummated by September 1, 1997, each of the Company, Silver King and Liberty HSN has the right to terminate the transaction. There can be no assurance that these conditions will be met or that the transactions described above will be consummated.



       Silver King is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the SEC, all of which are available from the SEC in the manner described above under "Available Information."
Similarly, the proxy materials expected to be provided by the Company and Silver King to their respective stockholders in connection with the Merger will also be available from the SEC in such manner.

CERTAIN LITIGATION



       Following the announcement of the proposed Merger, five putative class action complaints were filed with the Delaware Court of Chancery in C.A. Nos. 15179, 15187, 15188, 15189 and 15195 by certain stockholders of the Company on behalf of a purported class consisting of all public shareholders of the Company (other than TCI, Liberty and their controlled affiliates). The defendants in the actions include the Company, TCI, Liberty, Silver King, and the members of the Board of Directors of the Company and, in one of these actions, J. Anthony Forstman and Victor A. Kaufman. On October 7, 1996, the five class action lawsuits were consolidated for all purposes in an action entitled In Re: Home Shopping Network, Inc. Shareholders Litigation, Consolidated Civil Action No. 15179.



       The gravamen of the complaint in C.A. No. 15179 is that the directors of the Company breached their fiduciary duties by approving the Merger Agreement. Plaintiffs also claim that TCI and Liberty, by supporting the proposed Merger, breached their asserted fiduciary duties to the Company's stockholders. Specifically, plaintiffs allege that the proposed Merger is designed to allow Silver King and, indirectly, TCI and Liberty to acquire the Company without paying adequate consideration to the public holders of the Common Stock. Plaintiffs further allege that TCI and Liberty will be unjustly enriched because, under the Merger Agreement, they would receive a premium for their shares of the Company's stock while retaining what plaintiffs assert to be a controlling equity interest in Silver King. According to plaintiffs, Silver King has knowingly aided and abetted these alleged breaches of fiduciary duties. Plaintiffs seek to enjoin the consummation of the proposed Merger or, should the proposed Merger proceed, rescission or rescissory damages. Plaintiffs also seek an award of unspecified compensatory damages, fees and costs.



EXPECTED HOME ORDER TELEVISION INVESTMENT



       On October 10, 1996, the Company, Quelle Schickedanz AG & Co. ("Quelle"), Thomas Kirch ("Kirch") and Dr. Georg Kofler ("Kofler") entered into a binding Memorandum of Understanding (the "Memorandum") in connection with their joint participation in Home Order Television GmbH & Co. ("HOT"), Germany's only television shopping network which began broadcasting in October 1995 and currently reaches approximately six million households throughout Germany. Pursuant to the terms of the Memorandum, the Company will purchase a 29% equity interest in HOT (the "HOT Interest") from Quelle, Kirch and Kofler. Currently, Quelle, Kirch and Kofler own equity interests of 50%, 40% and 10%, respectively, in HOT and will reallocate their respective remaining ownership interests to account for the sale of the HOT Interest to the Company. The Company will pay $15.0 million for the HOT Interest: $5.0 million of which was placed into escrow in October 1996, to be released upon the execution of definitive agreements among the Company, Quelle, Kirch and Kofler; and $5.0 million is expected to be paid in each of April 1997 and September 1997. It is expected that such definitive agreement will also contain certain restrictions and other provisions regarding transfers by such persons of equity interests in HOT.

                       RATIO OF EARNINGS TO FIXED CHARGES

       The Company's ratio of earnings to fixed charges for each of the periods indicated is as follows:

      Nine Months Ended              Years Ended                 Four Months Ended          Years Ended
        September 30,                December 31,                   December 31,             August 31,
        --------            -----------------------------        -----------------        -----------------

          1996              1995         1994        1993               1992              1992         1991
          ----              ----         ----        ----               ----              ----         ----
          2.96              --(1)        4.01        --(1)              2.30              3.22         1.21

       (1)  Ratio is less than zero.

       The ratio of earnings to fixed charges is computed by dividing (i) earnings from continuing operations before income taxes, minority interest and extraordinary items plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expense, amortization of financing costs and the estimated interest component of rent expense.


                                USE OF PROCEEDS

       The Company will not receive any of the proceeds from any resales of the Debentures or the Shares by the Selling Securityholders pursuant to this Prospectus. See "Selling Securityholders" for a list of those persons and entities receiving the proceeds from the sales of the Debentures or the Shares.


        CERTAIN RELATIONSHIPS INVOLVING DILLER, LIBERTY AND SILVER KING

MR. DILLER AND LIBERTY


       Mr. Diller, the Chairman of the Board and Chief Executive Officer of Silver King, is Chairman of the Board of the Company. TCI, through Liberty, currently beneficially owns the TCI Company Shares. Liberty and Mr. Diller have formed BDTV, which, upon exercise of the Liberty Option, became the owner of shares representing a majority of the voting power of the outstanding equity securities of Silver King. Following the exercise of the Liberty Option, Mr. Diller, who owns all of the voting stock of BDTV, became the controlling stockholder of Silver King. Liberty, Mr. Diller and Silver King and certain of their respective affiliates have also entered into certain agreements in connection with the Merger Agreement. See "Recent Developments - Proposed Silver King Merger."


       In May 1996, Mr. Diller owned 100,000 shares of Common Stock. Mr. Diller also had been granted options to acquire an additional 13,400,000 shares of Common Stock (of which amount options with respect to 100,000 shares had been returned to the Company), which options were granted in connection with his appointment as Chairman of the Board of the Company and have an exercise price of $8.50 per share, some of which options is currently vested or exercisable, or becomes vested or exercisable, in the next 60 days.


       In May 1996, Mr. Diller's ownership of Silver King securities consisted of 441,988 shares of Silver King Common Stock. In addition, in August 1995 Mr. Diller was granted options to purchase 1,895,847 shares of Silver King Common Stock at an exercise price of $22.625 per share, subject to certain vesting provisions. In November 1995, Mr. Diller was granted options to purchase an additional 625,000 shares of Silver King Common Stock (the "Additional Options") at an exercise price of $30.75 per share, which Additional Options were granted to Mr. Diller subject to approval by the Silver King stockholders of the Silver

King 1995 Stock Incentive Plan and contingent on the consummation of the Savoy Merger (as defined below) and the Merger. Such plan is currently anticipated to be presented to the Silver King stockholders for their approval at the meeting of the stockholders of Silver King in connection with the Merger. In the event that only the Savoy Merger (and not the Merger) is consummated (and assuming Silver King stockholder approval of the Silver King 1995 Stock Incentive Plan), Mr. Diller will receive options to purchase only 221,625 of such 625,000 shares of Silver King Common Stock. In the event that neither transaction is consummated (or Silver King stockholder approval for the Silver King 1995 Stock Incentive Plan is not obtained), all such Additional Options will be canceled.



       In connection with the proposed acquisition by Silver King of the TCI Company Shares, Liberty and Silver King requested that the Board of Directors of the Company consider and approve for purposes of Section 203 of the Delaware General Corporation Law ("Section 203"), the Merger and Exchange. Prior to there being any agreement, arrangement or understanding relating to the Merger and Exchange, the Company's Board of Directors, upon the recommendation of a Special Committee of independent directors of the Company, approved such transactions, thereby exempting Silver King, BDTV, Mr. Diller and, in certain circumstances, Liberty from the restrictions on "business combinations" between an "interested stockholder" (as each such term is defined in Section 203) and the Company contained in Section 203, including with respect to the Merger.



       Following the consummation of the Merger (including the issuance of the Contingent Shares and the shares under the exchange agreement between Silver King and Liberty HSN) and assuming the consummation of Silver King's proposed merger with Savoy Pictures Entertainment, Inc. (the "Savoy Merger") (in which approximately 4.2 million shares of Silver King Common Stock would be issued to holders of the outstanding Savoy common stock) but without giving effect to the exercise of options to acquire Silver King Common




Stock that have been granted to Mr. Diller (including those represented prior to the Merger by Mr. Diller's options to purchase HSN Common Stock), it is currently expected that Liberty, Mr. Diller and their respective affiliates (including BDTV) would collectively beneficially own 8,453,633 shares of Silver King Common Stock and 12,800,000 shares of Silver King Class B Common Stock, which shares would constitute approximately 37% of the outstanding equity securities of Silver King. Such Silver King securities would, by virtue of the fact that the shares of Silver King Class B Stock are entitled to ten votes per share while the Silver King Common Stock is entitled to one vote per share, represent approximately 78% of the voting power of the outstanding equity securities of Silver King.



       Upon consummation of the Merger, Silver King will own at least 80.1% of the equity securities of the surviving corporation and Liberty HSN will own not more than 19.9% of the equity securities of such surviving corporation. After the Merger and the issuance of all of the Contingent Shares to Liberty HSN, at such time or from time to time as Liberty HSN is allowed under applicable regulations to hold additional shares of Silver King stock, Liberty HSN will exchange its stock in the surviving corporation for shares of Silver King Common Stock and Silver King Class B Common Stock at the conversion ratios set forth in the Merger Agreement. As a result upon the consummation of such exchange in full, the Company would be a wholly owned subsidiary of Silver King. So long as Mr. Diller is entitled to vote the shares of Silver King stock held by BDTV, under the terms of the Stockholders Agreement Mr. Diller will have indirect voting control of the Company by virtue of his voting control of Silver King.


BUSINESS AGREEMENTS BETWEEN THE COMPANY AND SILVER KING

       Silver King owns and operates twelve full power UHF broadcast television stations, including one television satellite station (the "Silver King Stations") through its subsidiaries. The Silver King Stations are located in many of the top markets in the United States and exclusively broadcast HSC programming, except for a portion of broadcast time which is used to provide public affairs and other non-entertainment programming and advertising inserts.

       Each Silver King Station, through the applicable Silver King subsidiary, has entered into an affiliation agreement with HSC, each dated December 28, 1992 (an "Affiliation Agreement"), pursuant to which (as subsequently amended) each Silver King Station currently broadcasts HSC's electronic retail sales programming for 159 hours per week. Each Affiliation Agreement has an initial term of five years, renewable at Silver King's option for an additional five-year term unless the applicable Silver King subsidiary provides notice of termination on or before December 28, 1996 (as previously extended by the parties). If renewed for the initial renewal term, each Affiliation Agreement is renewable thereafter for one additional term for up to five years at Silver King's sole option. Thereafter, each Affiliation Agreement shall automatically renew for successive five-year terms unless and until either party provides the other party with written notice at least 18 months prior to the expiration date that it will not accept further renewal. Under each Affiliation Agreement, if HSC misses two or more affiliation payments to a Silver King Station during any five-year period, such Silver King Station has the right to terminate the Affiliation Agreement, and must inform HSC of its intention to cease carrying HSC programming 18 months after the second missed payment. Similarly, if HSC's programming is changed significantly, each Silver King Station has the right to terminate the Affiliation Agreement and to cease carrying HSC programming upon 18-months' prior written notice.

        Each Silver King Station is compensated in accordance with the hourly affiliation rate applicable to such Silver King Station. The Affiliation Agreements provide for additional compensation to the Silver King Stations if a Silver King Station's compensation amount, which is based upon a formula involving HSC's net sales credited to such Silver King Station, exceeds the minimum affiliation fee based upon that Silver King Station's hourly affiliation rate. This determination is made on an annual basis within 30 days of each anniversary of the Affiliation Agreements. On July 28, 1994, each of the Affiliation Agreements was amended to clarify this compensation bonus consistent with the intent of the parties.


       Silver King has informed the Company that it has not made any decision regarding whether it will renew any or all of the Affiliation Agreements, or whether Silver King will, instead, develop and broadcast programming independently of the Company. After evaluating the needs and costs of additional program carriage, the Company believes that the orderly termination of the Affiliation Agreements may be in the Company's best interests because of the potential cost savings and the existing cable carriage of HSC programming in many of the Silver King markets. As a result, the Company and Silver King are discussing the process for an orderly termination of such Affiliation Agreements in the event that the agreements are not renewed and the Company has initiated preliminary discussions in a number of markets for the purpose of securing alternative carriage of its programming. There can be no assurance that Silver King will in fact terminate any or all of the Affiliation Agreements or that, if so terminated, the Company will be able to find other means of distributing its programming to the households in the broadcast areas currently served by Silver King Stations at a reasonable cost. Depending upon the availability and cost of alternative carriage the Company's programming, termination of the Affiliation Agreements could also disrupt the Company's ability to reach existing customers and may cause a reduction in the Company's revenues. The Company may also incur additional expenses, which could be substantial, in connection with entering into cable distribution agreements with other cable system operators for the purpose of securing alternative carriage of its programming.



       Silver King also owns 26 low power television ("LPTV") stations (the "Silver King LPTV Stations") that also broadcast HSC's programming services. LPTV stations have lower power transmitters than conventional television stations, and therefore, the broadcast signal of an LPTV station does not cover as broad a geographical area as conventional broadcast stations.

       HSC and Silver King have negotiated an affiliation agreement for the carriage of HSC programming which covers all of the Silver King LPTV Stations. Such agreement, which became effective on May 1, 1996, has a four year term and provides for fixed monthly payments by HSC to Silver King aggregating to approximately $550,000 per annum. However, the compensation of Silver King for the carriage of HSC programming by Silver King LPTV Station W60AI, New York, New York, which is licensed to the same Silver King subsidiary that holds the licenses for full-power television stations WHSE-TV, Newark, New Jersey, and WHSI-TV, Smithtown, New York, is covered by the Affiliation Agreement for the latter Silver King Stations.


       In 1995, expenses under Affiliation Agreements with the Silver King Stations and Silver King LPTV Stations were approximately $41.3 million.


       For information regarding the possible non-renewal of the Affiliation Agreements with Silver King, see "Risk-Factors--Affiliation Agreements with Silver King."


                            SELLING SECURITYHOLDERS

       The Debentures were initially issued and sold to Selling Securityholders on March 1, 1996, through Allen & Company Incorporated, the Company's exclusive placement agent for the purpose of placing the Debentures (the "Placement Agent"). The Selling Securityholders acquired the Debentures in transactions complying with Rule 144A, Regulation D or Regulation S under the Securities Act. The Company has agreed to indemnify and hold the Placement Agent harmless against certain liabilities under the Securities Act that would arise in connection with the sale of the Debentures.

        The term Selling Securityholders includes the beneficial owners of the Securities listed below and their transferees, pledgees, donees or other successors. Other than as a result of the ownership of Securities indicated below, unless otherwise indicated, none of the Selling Securityholders has had any material relationship with the Company or any of its affiliates within the past three years, except that Allen & Company Incorporated served as placement agent in connection with the initial issuance of the Debentures for which it received customary compensation.




                                                           AGGREGATE PRINCIPAL                       NUMBER OF
                                                           AMOUNT OF DEBENTURES                  SHARES OF COMMON
       NAME                                                  THAT MAY BE SOLD                 STOCK THAT MAY BE SOLD
Allen & Company, Inc.                                         $10,000,000                             833,333
Alpine Associates                                               1,375,000                             114,583
IDS Life Capital Recourse Fund                                  4,000,000                             333,333
The SMM Company                                                 1,550,000                             129,166
Fidelity Management Trust Company on
   behalf of accounts managed by it                             2,412,000                             201,000
Capital Guardian Trust Company                                 12,500,000                           1,041,666
Delaware Group Global Dividend and
  Income Fund                                                     600,000                              50,000
Thermo Electron Balance Investment
  Fund  c/o Pecks Management Partners, Ltd.                       100,000                               8,333
General Motors Employees Domestic Group
 Trust c/o Pecks Management Partners, Ltd.                      2,050,000                             170,833
Fidelity Financial Trust: Fidelity Convertible
 Securities Fund                                                3,495,000                             291,250
Fidelity Contrafund                                             4,152,000                             346,000

Variable Insurance Products Fund II:
  Contrafund Portfolio                                            270,000                              22,500
Capital Research & Management Company                           7,500,000                             625,000
MassMutual Corporate Investors                                  1,000,000                              83,333
Delaware Group Dividend and Income Fund                         1,100,000                              91,666
Fidelity Devonshire Trust: Fidelity
 Equity-Income Fund                                             3,350,000                             279,166
Fidelity Securities Fund: Fidelity Growth
 & Income Portfolio                                             4,321,000                             360,083
MassMutual Life Insurance                                       2,200,000                             183,333
MassMutual Corporate Value Partners, LTD.                       1,800,000                             150,000
Citiperformance Portfolio                                       3,000,000                             250,000
Verdant Investors                                                 284,000                              23,666
Delaware State Employee's Retirement Fund
 c/o Pecks Management Partners, Ltd.                            1,165,000                              97,083
The Gabelli Global Multimedia Trust Inc.                        1,500,000                             125,000
The Gabelli Global Interactive Couch Potato Fund                  500,000                              41,666
The Gabelli Convertible Securities Fund, Inc.                   2,000,000                             166,666
The Gabelli Equity Income Fund                                  1,000,000                              83,333
Mainstay Convertible Fund                                       6,000,000                             500,000
Declaration of Trust for the Defined Benefit Plans
  of ZENECA Holdings Inc. c/o Pecks Management
  Partners, Ltd.                                                  285,000                              23,750
Declaration of Trust for the Defined Benefit Plans
  of ICI American Holding Inc. c/o Pecks Management
  Partners, Ltd.                                                  400,000                              33,333
Kellner, Dileo & Company                                        1,100,000                              91,666
Forum Capital Markets L.P.                                        250,000                              20,833
Canadian Imperial Holdings, Inc.                                1,366,000                             113,833
Susan K. Allen (1)                                              3,000,000                             250,000
Peter Barton (2)                                                   75,000                               6,250
Robert R. Bennett (2)                                             150,000                              12,500
Louis Berkman                                                     100,000                               8,333
Linda S. Gould (1)                                                 70,000                               5,833
Paul A. Gould (1)                                                 930,000                              77,500
Hackley School Special Account                                    100,000                               8,333
HAGG Partners, L.P.                                             2,000,000                             166,666
Donald R. Keough                                                  200,000                              16,666
Dan Lufkin                                                      1,000,000                              83,333
Mutual Fund, Inc., Dwayne O. Andreas                            5,000,000                             416,666
Nancy Peretsman (1) & Robert Scully, JT TEN                       200,000                              16,666
Richard C. Strauss                                                250,000                              20,833
Robert S. Strauss                                                 250,000                              20,833
Unidentified                                                    4,050,000                             337,500
                                                             ------------                           ---------





(1)      Employee or spouse of an employee of Allen & Company Incorporated.

(2)      Director of the Company.



         The preceding table has been prepared based upon information provided by the Selling Securityholders to the Company as of October 1996.

         In view of the fact that Selling Securityholders may offer all or a portion of the Debentures or Shares of Common Stock held by them pursuant to the offering contemplated by this Prospectus, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Debentures or the number of Shares of Common Stock that will be held by the Selling Securityholders after completion of the offering made hereby.


         Information concerning the Selling Securityholders may change from time to time (and may have changed since the date as of which such information was provided to the Company) and any such changed information will be set forth in supplements to this Prospectus if and when necessary (including information with respect to the beneficial owners of the Debentures (and related Shares) described as "Unidentified" above). In addition, the per share conversion price, and therefore, the number of Shares of Common Stock issuable upon conversion of the Debentures, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Debentures and the number of Shares of Common Stock issuable upon conversion thereof offered by a Selling Securityholder hereby may increase or decrease. As of the date of this Prospectus, the aggregate principal amount of Debentures outstanding and the number of Shares registered for resale is $100,000,000 and 8,333,333, respectively.


                           DESCRIPTION OF DEBENTURES

         The Debentures have been issued under an Indenture, dated as of March 1, 1996 (the "Indenture"), between the Company and United States Trust Company of New York, as trustee (the "Trustee"). A copy of the form of Indenture is available from the Company upon request. The following summaries of certain of the provisions of the Debentures and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debentures and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.


GENERAL

         The Debentures represent general unsecured obligations of the Company senior or pari passu in right of payment to all other unsecured obligations of the Company but subordinated to all existing and future Senior Debt of the Company (as described below under the caption "Ranking") and are convertible into Shares (as described below under the caption "Conversion of Debentures"). The Debentures are limited to $100,000,000 aggregate principal amount, are issued in fully registered form, without coupons, in minimum denominations of $1,000 or any integral multiple in excess thereof (upon the effectiveness of the Registration Statement) and will mature on March 1, 2006, unless otherwise earlier converted into Shares by the holder or redeemed at the option of the Company in the manner set forth below or repurchased by the Company (including at the option of the holder upon a Change of Control). The Debentures are not issuable in bearer form.

         The Debentures bear interest from March 1, 1996 at 5 7/8% payable semi-annually on March 1 and September 1, commencing on September 1, 1996, and are payable to holders of record at the close of business on the preceding February 15 and August 15, as the case may be. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.

         Unless other arrangements are made, interest is paid by check mailed to holders entitled thereto. Principal is payable, and the Debentures may be presented for conversion, registration of transfer and exchange, without service charge at the office of, the Trustee in New York, New York. Reference is made to the information set forth below under the caption "Form, Denomination and Registration" for information with respect to Debentures held by QIBs.

         The Debentures and the Indenture do not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of debt by the Company or any of its subsidiaries.

         The Indenture and Debentures are governed by and construed under the laws of the state of New York.

FORM, DENOMINATION, AND REGISTRATION

         Debentures previously offered in reliance on Rule 144A to QIBs or Regulation S under the Securities Act are represented by a single, permanent global Debenture in definitive, fully registered form without interest coupons (the "Global Debenture") which has been deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as set forth below, the Global Debenture may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         Except in the limited circumstances described below under "Global Debenture," owners of beneficial interests in the Global Debenture will not be entitled to receive physical delivery of Certificated Debentures (as defined below).

GLOBAL DEBENTURE

         Upon the initial issuance of the Global Debenture, DTC or its custodian credited, on its internal system, the respective principal amounts of the individual beneficial interests represented by such Global Debenture to the accounts of persons who had accounts with DTC. Such accounts initially were designated by or on behalf of the purchasers of the Debentures (the "Purchasers"). Ownership of beneficial interests in a Global Debenture is limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants. Ownership of beneficial interests in the Global Debenture are shown on records maintained by DTC or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons other than Participants).

         QIBs may hold their interests in the Global Debenture directly through DTC, Centrale de Livraison de Valeurs Mobilibras S.A. ("CEDEL") or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. CEDEL and Euroclear hold interests in the Global Debenture on behalf of their participants through their respective depositaries, which in turn hold such interests in the Global Debenture in customers' securities accounts in the depositaries' names on the books of DTC.

         So long as DTC, or its nominee, is the registered owner or holder of the Global Debenture, DTC or such nominee, as the case may be, is considered the sole owner or holder of the Debentures represented by the Global Debenture for all purposes under the Indenture and the Debentures. Except as described below, unless DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Debenture or ceases to be a "Clearing Agency" registered under the Exchange Act, or an Event of Default has occurred and is continuing with respect to the Debentures, owners of beneficial interests in the Global Debenture are not entitled to have any portion of the Global Debenture registered in their names, will not receive or be entitled to receive physical delivery of Debentures in certificated form and are not considered to be the owners or holders of any Debentures under the Indenture or the Debentures. In addition, no beneficial owner of an interest in the Global Debenture may transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and CEDEL.

         Debentures originally purchased by or transferred to Accredited Investors who were not QIBs (referred to herein as the "Non-Global Purchasers") have been issued in registered form without coupons (the "Certificated Debentures"). Upon the transfer of Certificated Debentures initially issued to a Non-Global Purchaser, to a QIB, or in accordance with Regulation S, such Certificated Debentures will, unless the Global Debenture has previously been exchanged in whole for Certificated Debentures, be exchanged for an interest in the Global Debenture.

         Payment of the principal of, and interest on, the Global Debenture is made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any paying agent has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The Company expects DTC or its nominee, upon receipt of any payment in respect of a Global Debenture, to credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Debenture held through such Participants are governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments are the responsibility of such Participants.

         Transfers between Participants in DTC are effected in the ordinary way in accordance with DTC rules and are settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Debenture to such persons may be limited. Because DTC only acts on behalf of Participants, who in turn act on behalf of Indirect Participants (as defined below) and certain banks, the ability of a person having a beneficial interest in the Global Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate representing such interest. Transfers between participants in Euroclear and CEDEL are effected in the ordinary way in accordance with their respective rules and operating procedures.

         Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or CEDEL participants, on the other, are effected in DTC in accordance with DTC rules on behalf of Euroclear or CEDEL, as the case may be, by its respective depositary; however, such cross-market transactions require delivery of instructions to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or CEDEL, as the case may be, delivers, if the transaction meets its settlement requirements, instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global Debenture in DTC, and making or receiving payment in accordance with normal procedures for New York Clearing House funds settlement applicable to DTC. CEDEL participants and Euroclear participants may not deliver instructions directly to the depositaries for CEDEL or Euroclear.

         DTC has advised the Company that it will take any action permitted to be taken by a holder of Debentures (including the presentation of Debentures for exchange as described below) only at the direction of one or more Participants to whose account interests in the Global Debenture are credited and only in respect of such portion of the aggregate principal amount of the Debentures as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Debentures, DTC will exchange the Global Debenture for Certificated Debentures in definitive form, which it will distribute to its Participants and which will be legended.

         DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Access to the DTC system also is available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

         Although DTC, CEDEL and Euroclear have agreed to the foregoing procedures to facilitate transfers of interests in the Global Debenture among participants of DTC, CEDEL and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee has any responsibility for the performance by DTC, CEDEL or Euroclear or their respective

Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.


CERTIFICATED DEBENTURES

         If any depositary is at any time unwilling or unable to continue as a depositary for the reasons set forth under "Global Debenture" and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificates for the Debentures in definitive registered form in exchange for the Global Debenture. The holder of a certificate representing a registered individual Debenture may transfer such Debenture by surrendering it at the office or agency maintained by the Company for such purpose in the Borough of Manhattan, the City of New York, which initially will be the office of the Trustee, or at the office of any paying agent.

CONVERSION OF DEBENTURES


        The holders of Debentures are entitled at any time through the close of business on March 1, 2006, subject to prior redemption or repurchase by the Company, to convert any Debentures or portions thereof (in any integral multiple of $1,000) into Shares at $12.00 per share, subject to adjustment as described below. For information relating to the conversion of Debentures following the Merger, see "Recent Developments - Proposed Silver King Merger." The right to convert Debentures called for redemption will expire at the close of business on the business day fixed for redemption unless the Company defaults in making the payments due upon redemption. A Debenture (or portion thereof) in respect of which a holder is exercising its option to require repurchase by the Company upon a Change of Control may be converted only if such holder timely withdraws its election to exercise such option in accordance with the terms of the Indenture. Except as described below, no adjustment will be made upon conversion of any Debentures for interest accrued thereon or for dividends on any Shares issued. If Debentures not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, upon such conversion, such Debentures must be accompanied by the payment of funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion.


         The conversion price is subject to adjustment (under formulae set forth in the Indenture) upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock;
(ii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at a price less than the then current market price (as defined in the Indenture); (iii) certain subdivisions, combinations and reclassifications of Common Stock; and (iv) distributions to all holders of Common Stock of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and dividends and distributions paid exclusively in cash). No adjustment of the conversion price will be made for shares issued pursuant to a plan for reinvestment of dividends or interest. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock.

         Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.


         In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (ii) a consolidation or merger involving the Company, including the Merger, or a sale or conveyance of all or substantially all of the property and assets of the

Company, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, each holder of Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such Debentures been converted into Common Stock immediately prior to the applicable record date (or other comparable date) for such reclassification, change, consolidation, merger, sale or conveyance assuming such holder of Debentures did not exercise any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.


         In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to the United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment to the conversion price of the Debentures may result in a taxable dividend to the holders of Common Stock.

         The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive.

OPTIONAL REDEMPTION BY THE COMPANY

         The Debentures are not redeemable at the option of the Company prior to March 1, 1998. Thereafter, the Debentures are redeemable at the Company's option on at least 30 but not more than 60 days' notice, in whole or in part, at any time and from time to time, at the following prices (expressed in percentages of the principal amount) together with accrued interest to the date fixed for redemption, subject to certain conditions discussed below; provided, that until March 1, 1999, the Debentures may not be redeemed at the option of the Company unless the closing price of the Common Stock equals or exceeds 140% of the then effective conversion price per share for at least 20 out of 30 consecutive trading days ending within 20 calendar days before the notice of redemption is mailed.

         If redeemed during the 12-month period beginning:

               DATE                                     PERCENTAGE
               ----                                     ----------
               March 1, 1998                              104.700%
               March 1, 1999                              104.113%
               March 1, 2000                              103.525%
               March 1, 2001                              102.938%
               March 1, 2002                              102.350%
               March 1, 2003                              101.763%
               March 1, 2004                              101.175%
               March 1, 2005                              100.588%



         and 100% at and after March 1, 2006.


         If fewer than all the Debentures are to be redeemed, the Trustee will select the Debentures to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Debenture is to be redeemed in part only, a new Debenture or Debentures in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Debenture is selected for partial redemption and thereafter (but prior to the applicable redemption date) such holder converts a portion of such Debenture, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the Debentures.

CHANGE OF CONTROL


         Upon the occurrence of a Change of Control, each holder of the Debentures shall have the right, subject to certain conditions and restrictions, to require that the Company repurchase such holder's Debentures in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions in the Indenture. Neither the consummation of the Merger, nor the failure of the Merger to be consummated and TCI's continued ownership of the TCI Company Shares, would constitute a Change of Control for purposes of the Indenture.


        A "Change of Control" means an event or series of events as a result of which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) (other than TCI, Liberty, Mr. Diller, BDTV, Silver King and their respective controlled affiliates (as defined in the Indenture) and certain entities formed as a result of certain corporate restructurings or spinoffs (as specified in the Indenture), or any successor of any of the foregoing) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock (as defined below) of the Company; provided, however, that any such person or group shall not be deemed to be the beneficial owner of, or to beneficially own, any Voting Stock tendered in a tender or exchange offer until such Voting Stock is accepted for purchase or exchange under such tender or exchange offer, or (ii) the Common Stock (or other equity securities into which the Debentures are then convertible or into which the Common Stock shall have been reclassified or changed) is neither listed for trading on a United States national securities exchange nor approved for trading on an established over-the-counter trading market in the United States; provided, that no such Change of Control shall be deemed to occur as a result of any such event or series of events described in clause (i) above to the extent that (x) the closing price of the Common Stock (or other equity securities into which the Debentures are then convertible or into which the Common Stock of the Company shall have been reclassified or changed) for any five trading days during the ten trading days immediately preceding the event or series of events that would otherwise constitute a Change of Control is at least equal to 105% of the conversion price in effect on the last such trading day and, at least 15 business days prior to the consummation of the Change of Control, holders of the Debentures have been given notice of the occurrence of such event or events (as specified in the Indenture), or (y) such Change of Control results from a transaction or series of transactions (including any tender or exchange offer subject to the provisions of the Exchange Act, whether by the issuer or otherwise) available to the holders of the Voting Stock in general (including holders of Debentures who would be entitled to tender or otherwise participate therein upon the conversion thereof) in which the weighted average price paid by such person or group to acquire such Voting Stock in such transaction or series of transactions exceeds the then applicable conversion price of the Debentures. "Voting Stock" means the Common Stock and the Class B Common Stock and any other capital stock of the Company the holders of which are entitled to vote generally upon all matters which may be submitted to a vote of stockholders at any annual or special meeting.

         Within 15 business days following any Change of Control, the Company shall send by first-class mail, postage prepaid, to the Trustee and to each holder of Debentures, at such holder's address appearing in the security register, a notice stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 15 business days nor later than 30 business days from the date such notice is mailed, and certain other procedures that a holder of the Debentures must follow to accept a Change of Control Offer or to withdraw such acceptance. The Company will comply, to the extent applicable, with the requirements of Rule 13e-4 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the Debentures as described above.


         Any event constituting a Change of Control of the Company under the Indenture might also result in an event of default under the change of control provisions of the Replacement Facility. In addition, the terms of the Replacement Facility prohibit any repurchase of the Debentures by the Company, whether or not following the occurrence of a change of control of the Company. The occurrence of such an event of default could restrict the ability of the Company to comply with its obligation to consummate the Change of Control Offer. See "Ranking." In addition, future Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require the Company to offer to redeem such Indebtedness upon a Change of Control. Moreover, the exercise by the holders of the Debentures of their right to require the Company to purchase the Debentures could cause a default under such Indebtedness, even if the event or events constituting such Change of Control itself does not, due to the financial effect of such purchase on the Company. Finally, the Company's ability to pay cash to holders of the Debentures upon a purchase may be limited by the Company's then existing financial resources and any restrictions or limitations contained in the instruments representing any Indebtedness of the Company at such time. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of the incumbent management. In addition, at the request of the lenders under the Prior Credit Facility, the Indenture provides that for so long as any Designated Senior Debt (as defined in the Indenture to include Indebtedness under the Replacement Facility) remains outstanding the Company will not commence a Change of Control Offer until April 15, 1997 in the event of a Change of Control described in clause
(ii) of the definition of such term that occurs prior to April 15, 1997 (which event does not otherwise constitute a Change of Control).


RANKING

        The indebtedness evidenced by the Debentures is an unsecured obligation of the Company, and the payment of the principal of, premium, if any, and interest on the Debentures, is subordinated in right of payment, to the extent set forth in the Indenture, to the prior payment in full of all present and future Senior Debt of the Company. The Indenture provides that in the event of any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts payable under the Senior Debt shall first be paid in full in cash, before the holders of the Debentures shall be entitled to demand or receive any payment of principal of or interest on or other sums payable (including premium (if any), damages or other liabilities) in respect of the Debentures. The Indenture further provides that no direct or indirect payment by or on behalf of the Company of principal of or interest on the Debentures, whether pursuant to the terms of the Debentures or upon acceleration or acquisition, repurchase, redemption or other retirement of any Debenture, or otherwise, shall be made if, at the time of such payment, there exists a default in the payment when due through maturity, acceleration or otherwise, of principal of or interest on any Senior Debt and such default shall not have been cured or waived, unless the benefits of this sentence are waived by or on behalf of the holders of the Senior Debt. In addition, during the continuance of any other event of default under such Senior Debt (a "Non-Payment Default") that would give rise to a right to accelerate the Senior Debt, upon receipt of written notice to such effect, or if such event of default results from the acceleration of the Debentures, from the date of such acceleration, no payment may be made by the Company upon or in respect of the Debentures for a period (the "Payment Blockage Period") commencing on the earlier of the date of receipt of such notice or the date of such acceleration, as the case may be, and ending 180 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to such effect from the representative of the holders of the Senior Debt).

         The Indenture also provides that at any time when there is outstanding any Senior Debt, in the event of any event of default on the Senior Debt, the holders of the Debentures, for a period of 180 days (the "Standstill Period") commencing on the date of occurrence of such event of default (or such shorter period as is applicable if such event of default is cured or waived or ceases to exist), shall not be permitted or otherwise entitled to: (i) accelerate the maturity of the principal of and accrued interest on, or other amount owing under the Debentures, unless the Senior Debt shall have been accelerated, (ii) commence any judicial action or proceeding to collect the payment of principal of or interest on or other amount owing under the Debentures, unless any holders of the Senior Debt shall have commenced a judicial action or proceedings to collect payment of the principal of or interest on any Senior Debt, or (iii) commence an involuntary case or proceeding in bankruptcy against the Company, unless any holders of the Senior Debt shall have commenced such a case or proceeding.

         "Senior Debt" is defined as the principal of, premium, if any, and interest (including interest which accrues after a petition in bankruptcy is filed by or against the Company) on and other amounts due on or in connection with any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing); provided, however, that Senior Debt does not include (i) any particular Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Debentures or (ii) the Debentures. "Indebtedness" means, with respect to any person, (i) any obligation, contingent or otherwise, of such person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by a note, debenture or similar instrument (including a purchase money obligation), (c) for the payment of any money under a lease required to be a capitalized on the balance sheet of the lessee under generally accepted accounting principles, (d) in respect of letters of credit (including reimbursement obligations with respect thereto) or (e) to pay the deferred purchase price of property or services; (ii) any obligation of others which the person has directly or indirectly guaranteed (including any monetary obligation of a keep-well or similar nature); (iii) any obligation secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such person's legal liability; (iv) to the extent not otherwise included, obligations under currency swap agreements and interest rate protection agreements or similar agreements; and (v) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii), (iii) or (iv); provided, that Indebtedness shall not include accounts payable or any other indebtedness to trade creditors created or assumed by the Company in the ordinary course of business.



        As of September 30, 1996, the Company had approximately $1 million of Senior Debt. In addition, the Debentures were structurally subordinated to the liabilities of the subsidiaries of the Company, which constituted most of the approximately $164 million in other consolidated liabilities of the Company as of such date. Senior Debt also includes any outstanding amounts under an additional uncommitted unsecured bank credit line offered on a conditional basis. At September 30, 1996, the amount of the outstanding letters of credit under these credit lines was approximately $3 million. While substantially all of the net proceeds of the sale of the Debentures were used to reduce the amount of such Senior Debt outstanding, the Company anticipates that it may subsequently re-borrow all or a substantial portion of such amount. The Indenture does not limit the amount of additional Indebtedness which the Company or any of its subsidiaries or affiliates can create, incur, assume or guarantee, including, without limitation, Senior Debt. In addition, the Indenture would not restrict the Company from advancing funds to Silver King (whether through dividends, loans or otherwise) following the Merger, subject to the terms of the Replacement Facility. See "Risk Factors - Substantial Leverage" and "- Ranking; Subordination."


         The Company is a holding company and conducts all of its operations through subsidiaries. Consequently, the ability of the Company to pay its obligations, including its obligation to pay interest on and principal of the Debentures when due, is dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make funds available therefor. The ability of the subsidiaries to pay dividends or make other payments or advances to the Company depends upon their operating results and is subject to various business considerations and to applicable state laws.

         Because the Debentures are not obligations of the Company's subsidiaries and because a substantial portion of the assets of the Company are owned by its subsidiaries, claims of holders of Debentures are structurally subordinated to the claims of such subsidiaries' creditors, including lenders and trade creditors, of such subsidiaries. Thus, the Debentures effectively are subordinated to all existing and future liabilities of the Company's subsidiaries, including trade payables and the liquidation value of preferred stock of such subsidiaries, if any, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company will still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. The capital stock of the Subsidiary Guarantors has been pledged to the lenders under the

Replacement Facility and the Subsidiary Guarantors have guaranteed the obligations of the Company under such facility. The Indenture permits the Company's subsidiaries to incur additional indebtedness and to issue preferred stock.

         By reason of the subordination provisions described above, in the event of the Company's liquidation or dissolution, holders of Senior Debt may receive more, ratably, and holders of the Debentures may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an event of default under the Indenture; however, during the Standstill Period following the occurrence of an event of default with respect to Senior Debt, the rights of the holders of the Debentures to exercise remedies under the Indenture relating to an event of default under the Indenture may be restricted.

EVENTS OF DEFAULT AND REMEDIES

        The following are Events of Default under the Indenture: (i) default in the payment when due of any interest on the Debentures, which default continues for 30 days; (ii) default in the payment of principal of the Debentures when due; (iii) the failure of the Company to perform its obligations related to the repurchase of the Debentures following a Change in Control; (iv) the acceleration of the maturity of any Senior Debt, if the aggregate principal amount (or, if applicable, issue price plus accrued original issue discount) of the Senior Debt the maturity of which has been accelerated exceeds $10 million, unless within 30 days after the Company's receipt of written notice of such default such acceleration is rescinded or annulled, such Senior Debt is paid or such acceleration is contested by appropriate proceedings and all consequences thereof that would have a material adverse effect on the Company stayed (without the Company having posted a bond or surety or entered into a similar arrangement); (v) the failure of the Company to perform any other covenant of the Company contained in the Debentures or in the Indenture which failure continues for 60 days after receipt of notice by the Company; (vi) the rendering against the Company of final judgments in excess of $5 million that remain unsatisfied and unstayed for more than 90 days and are not being contested by the Company; and (vii) certain events of bankruptcy, insolvency or reorganization. The Indenture provides that the Trustee may withhold notice to the holders of Debentures of any default (except in payment of principal, premium, if any, or interest (including any Additional Interest) with respect to the Debentures) if the Trustee considers it in the interest of the holders of the Debentures to do so.

         Subject to the provisions with respect to Senior Debt described above under the caption "Ranking," the Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Debentures then outstanding may declare the principal of and premium, if any, on the Debentures to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Debentures which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in aggregate principal amount of Debentures then outstanding.

         The holders of a majority in principal amount of the Debentures then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

         The Indenture will cease to be of further effect as to all outstanding Debentures (except as to (i) rights of registration of transfer and exchange and the Company's right of optional redemption; (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Debentures; (iii) rights of holders of the Debentures to receive payments of principal and interest on the Debentures; (iv) rights, obligations and immunities of the Trustee under the Indenture; and (v) rights of the holders of the Debentures as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them), if (A) the Company will have paid or cause to be paid the principal of and interest on the Debentures as and when the same will have become due and payable, (B) all outstanding Debentures (except lost, stolen or destroyed Debentures which have been replaced or paid) have been delivered to the Trustee for cancellation, or (C) (x) the Debentures not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon delivery of notice and (y) the Company will have irrevocably deposited with the Trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding Debentures, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which the Company is a party or by which it is bound and the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

        The Indenture will also cease to be in effect (except as described in clauses (i) through (v) in the immediately preceding paragraph) and the indebtedness on all outstanding Debentures will be discharged on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Debentures, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of and interest on the Debentures then outstanding in accordance with the terms of the Indenture of the Debentures ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound; (ii) the Company has delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been no change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by the Company and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;
(iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with.

         Notwithstanding any satisfaction and discharge or defeasance of the Indenture, the obligations of the Company described under the caption "Conversion of Debentures" survive.

MODIFICATIONS OF THE INDENTURE

         The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debentures, except that no such modification shall (i) extend the fixed maturity of any Debenture, reduce the rate or extend the time or payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to make redemption of any Debenture upon the happening of a Change of Control, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Debentures are payable or impair the right to convert the Debentures into Common Stock subject to the terms set forth in the Indenture, without the consent of the holder of each Debenture so affected, or (ii) reduce the aforesaid percentage of principal amount of Debentures necessary to modify or amend the Indenture or to consent to any waiver in the Indenture, without the consent of the holders of all of the Debentures then outstanding.

        Notwithstanding the preceding paragraph, the Company and the Trustee may amend or supplement the Indenture or the Debentures without the consent of any holder of a Debenture (i) to cure any ambiguity, defect or inconsistency in the Indenture or the Debentures, (ii) subject to the provisions of the Indenture, to provide for uncertificated or book entry Debentures in addition to or in place of certified Debentures, (iii) to provide for the assumption of the Company's obligations to the holders of the Debentures in the case of certain mergers or consolidations involving the Company, (iv) to make any change that would provide any additional rights or benefits to the holders of the Debentures or that does not adversely affect the legal rights under the Indenture of any holder of a Debenture, or (v) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939.

CONCERNING THE TRUSTEE

         United States Trust Company of New York, the Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Debentures. The Trustee and/or its affiliates may in the future provide banking and other services to the Company in the ordinary course of their respective businesses.

                          DESCRIPTION OF CAPITAL STOCK


         The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, $.01 par value; 20,000,000 shares of Class B Common Stock, $.01 par value; and 500,000 shares of Preferred Stock, $.01 par value. As of November 1, 1996, a total of 71,997,559 shares of Common Stock (net of 6,986,000 shares of Common Stock held in treasury) and 20,000,000 shares of Class B Common Stock were issued and outstanding, fully paid and non-assessable and have no preemptive rights. No shares of Preferred Stock are presently issued or outstanding. All of the outstanding Class B Common Stock is currently held by a subsidiary of TCI. See "Recent Developments - Proposed Silver King Merger."


COMMON STOCK AND CLASS B COMMON STOCK


        Each share of Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes on each matter to be voted upon by the holders of the Common Stock and Class B Common Stock. The holders of the Common Stock and Class B Common Stock vote together on all such matters as one class (including elections of directors), except that (i) the holders of Common Stock, voting as a separate class, are entitled to elect 25% of the total number of members of the Board of Directors of the Company,
(ii) so long as at least 22,800,000 shares of Class B Common Stock are outstanding, the holders of the Class B Common Stock will vote as a separate class upon any merger, reorganization, recapitalization, liquidation, dissolution or winding-up, sale, transfer, or hypothecation of substantially all or a substantial portion of the assets of the Company, and (iii) the holders of the Common Stock vote separately as a class as to any amendments to the Company's Amended and Restated Certificate of Incorporation. Because there are fewer than 22,800,000 shares of Class B Common Stock outstanding, the holders of the Class B Common Stock would vote together with the holders of the Common Stock as a single class on any such merger, reorganization, recapitalization, liquidation, dissolution or winding-up, sale, transfer, or hypothecation of substantially all or a substantial portion of the assets of the Company, with the holders of Class B Common Stock entitled to cast ten votes for each share of Class B Common Stock owned and the holders of Common Stock entitled to cast one vote for each share of Common Stock owned. The Common Stock and Class B Common Stock are otherwise identical in all respects, except that each share of Class B Common Stock is convertible into one share of Common Stock at the option of the holder. Common Stock is not convertible into Class B Common Stock. Upon conversion of the Class B Common Stock, the shares of Class B Common Stock so converted will be retired and will not be subject to reissuance.


         The concentration of voting power afforded to the holders of Class B Common Stock may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be economically beneficial to the Company and its stockholders. In addition, the disparate voting rights of the Common Stock and the Class B Common Stock may affect the ability of stockholders to change the Board of Directors or to benefit from transactions that are opposed by the holders of a significant number of shares of Class B Common Stock, even though such actions may be in the interests of the holders of a majority of the stockholders of the Company. Because such concentration of voting power may make it more difficult to, and thereby discourage an effort to, acquire the Company, the stockholders may be deprived of an opportunity to sell their shares pursuant to a tender offer or to sell their shares at a premium over prevailing market prices.

         The holders of Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as are declared by the Company's Board of Directors out of funds legally available for that purpose. In the event of the Company's liquidation, dissolution or winding up, the holders of Common Stock and Class B Common Stock would be entitled to share ratably in all assets of the Company available for distribution to holders of the Common Stock and Class B Common Stock, subject to the preferential rights of holders, if any, of shares of Preferred Stock. See "Preferred Stock" below.

         The Restated Certificate of Incorporation of the Company provides that there can be no stock dividend on, or stock split or combination of, either the Common Stock or the Class B Common Stock without a corresponding stock dividend on, or stock split or combination of, the other class of such stock. For purposes of the foregoing, if a dividend of shares of Common Stock were paid on the outstanding shares of Common Stock, a corresponding dividend of shares of Class B Common Stock would be required to be paid on the shares of Class B Common Stock.

PREFERRED STOCK

         The Board of Directors of the Company has the authority to issue shares of Preferred Stock from time to time in one or more series and to fix the relative rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further action by the stockholders. The issuance of shares of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of shares of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock and the Class B Common Stock, including the loss of voting control to others.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Company's Common Stock is The Bank of New York.

NEW YORK STOCK EXCHANGE LISTING

         The Company's Common Stock is listed on the New York Stock Exchange under the symbol HSN.

                              PLAN OF DISTRIBUTION

         The Securities covered hereby may be offered and sold from time to time by the Selling Securityholders. The Selling Securityholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Sales of the Securities are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. Such sales may be made on any exchange in which the Securities are listed or otherwise, at market prices prevailing at the time of sale, at prices related to the then prevailing market prices or in negotiated transactions, including without limitation pursuant to an underwritten offering or pursuant to one or more of the following methods: (i) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (ii) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (iii) block trades in which a broker-dealer so engaged will attempt to sell the Securities as agent but may take a position and resell a portion of the block as principal to facilitate the transaction.

         The Common Stock of the Company is listed for trading on the New York Stock Exchange, and the Company will file a listing application for the Shares on the New York Stock Exchange. The Company does not intend, at this time, to apply for listing of the Debentures on any securities exchange, but reserves the right to do so in the future. Accordingly, no assurance can be given as to the development of liquidity of any trading market that may develop for the Debentures. See "Risk Factors - Absence of an Established Market; Restrictions on Transfer."

         The Company has been advised that, as of the date hereof, the Selling Securityholders have made no arrangement with any broker for the offering or sale of the Securities. Underwriters, brokers, dealers or agents may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling Securityholders or purchasers of such Securities. Such underwriters, brokers, dealers or agents may also purchase the Securities and resell such Securities for their own account. The Selling Securityholders and underwriters, brokers, dealers or agents may be considered "underwriters" as that term is defined by the Securities Act, although the Selling Securityholders disclaim such status. Any commissions, discounts or profits received by such underwriters, brokers, dealers or agents in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act.

         To comply with the securities laws of certain jurisdictions, if applicable, the Securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or unless an exemption from such registration or qualification is available and is complied with.


         The Company will use its reasonable best efforts to cause the Registration Statement to become effective as promptly as is practicable and to keep the Registration Statement effective for up to three years after March 1, 1996, or until the Registration Statement is no longer required for the transfer of the Securities. Silver King has also indicated that it currently expects to take appropriate action, upon consummation of the Merger, to provide that the resale of the Debentures will be registered under the Securities Act.


         The Company is permitted to suspend the use of the Prospectus if it determines, in its reasonable business judgment, that this registration and offering could reasonably be expected to interfere with or otherwise adversely affect any financing, acquisition, corporate reorganization, or other material transaction or development involving the Company or any of its Affiliates or require the Company to disclose matters that otherwise would not be required to be disclosed at such time. The Company may then require the suspension of resales of the Securities pursuant to this Prospectus by giving notice to the Trustee and the holders of the Securities. Any such notice need not specify the reasons for such suspension if the Company determines, in its reasonable business judgment, that doing so could reasonably be expected to interfere with or adversely affect such transaction or development or would result in the disclosure of material non-public information. In the event that such notice is given, then until the Company has determined, in its reasonable business judgment, that this registration and offering would no longer interfere with the matters described in the preceding sentence and has given notice thereof to such holders of the Securities, the Company's obligations with respect to registration will be suspended.

         Selling Securityholders who sell Securities pursuant to the Registration Statement will be required to deliver a Prospectus to purchasers of the Securities and will be bound by such provisions of the Indenture which are applicable to such Selling Securityholder (including certain indemnification provisions). Expenses of preparing and filing the Registration Statement and all post-effective amendments will be borne by the Company.

                           CERTAIN TAX CONSIDERATIONS

          The following is a general discussion, based upon the relevant provisions of the Code, of the principal United States federal income and estate tax consequences to U.S. Holders and Non-U.S. Holders of owning, converting and disposing of the Debentures and of owning and disposing of the Shares issued upon conversion thereof. The terms "U.S. Holder" and "Non-U.S. Holder" refer, respectively, to persons that are or are not classified as United States persons. For this purpose, a United States person includes (i) a citizen or resident of the United States for United States federal income tax purposes,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, and (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.


         This summary does not discuss all of the United States federal income and estate tax consequences that may be relevant to holders of the Debentures or the Shares and does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion assumes that each holder holds the Debentures and the

Shares received upon conversion thereof as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code, and that any amounts received by a Non-U.S. Holder with respect to the Debentures or the Shares are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States. Persons considering the purchase of Debentures should consult their tax advisers with respect to current and possible future tax consequences of acquiring, holding, converting and disposing of the Debentures and the Shares.

U.S. HOLDERS

         Interest on Debentures. Interest on a Debenture will generally be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder's method of tax accounting at the time that such interest is accrued or (actually or constructively) received.

         Premium and Market Discount. A U.S. Holder of a Debenture purchased at a premium (i.e., a cost greater than its principal amount), excluding any amount attributable to the conversion privilege, may amortize such premium. Special rules apply which may require the amount of premium and the amortization thereof to be determined with reference to the optional redemption price and date.

         If a U.S. Holder of a Debenture purchases the Debenture at an amount that is less than its principal amount, the Debenture generally will be considered to bear "market discount" in the hands of such U.S. Holder. In such case, gain recognized by the U.S. Holder on the sale, exchange, or retirement and unrecognized appreciation on certain nontaxable dispositions of the Debenture generally will be treated as ordinary interest income at the time of such sale, exchange, retirement or nontaxable disposition to the extent of the market discount that accrued on the Debenture while held by such U.S. Holder and to the extent it has not previously been included in income (pursuant to an election by the U.S. Holder to include such market discount in income as it accrues). In addition, the U.S. Holder may be required to defer the deduction of all or a portion of the interest paid on any indebtedness incurred or continued to purchase or carry the Debenture (but such deferral would not be required where a U.S. Holder elects to include accrued market discount in income as it accrues). In general terms, market discount on a Debenture will be treated as accruing ratably over the term of such Debenture, or, at the election of the U.S. Holder, under a constant yield method.

         Conversion of Debentures. A U.S. Holder of a Debenture will not recognize gain or loss on the conversion of the Debenture into Shares, except with respect to cash received in lieu of a fractional Share. Gain or loss recognized on the receipt of cash paid in lieu of such a fractional Share will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional Shares redeemed. The holding period of the Share received by the U.S. Holder upon conversion of the Debenture will include the period during which it held the Debenture prior to the conversion. The U.S. Holder's aggregate tax basis in the Shares received upon conversion of the Debenture will equal the U.S. Holder's aggregate tax basis in the Debenture exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional Share).

         If a Debenture as to which there is accrued market discount is converted into Shares, such accrued market discount will carry over to the Shares (to the extent that such accrued market discount has not been included in income), and any gain realized upon the subsequent disposition of such Shares will, to the extent of such accrued market discount, be taxable as ordinary interest income.

         A taxable distribution to holders of the Shares which results in an adjustment of the conversion price of the Debentures may, in certain circumstances, be treated as a deemed distribution to the holders of the Debentures; in certain other circumstances, the absence of such an adjustment may result in a deemed distribution to the holders of the Shares. Such deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed below under "- Dividends on Shares."


         Assuming Silver King becomes jointly liable with the Company with respect to the Debentures in connection with the Merger, the conversion of Debentures into shares of Silver King Common Stock in accordance with the Indenture following the Merger would have the same tax consequences for holders of Debentures described above. However, if Silver King does not become jointly liable with the Company with respect to the Debentures, conversions of the Debentures into shares of Silver King Common Stock would be taxable, and the applicable holder of Debentures generally would recognize gain to the extent that the fair market value of the Silver King Common Stock received upon such conversion exceeded such holder's basis in such Debentures.


         Disposition of Debentures or Shares. In general, the U.S. Holder of a Debenture (or the Shares into which it was converted) will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the Debenture or on the sale or other disposition of such Shares measured by the difference between the amount realized (except to the extent attributable to the payment of accrued interest or to market discount not previously included in income) (see "- Premium and Market Discount") and the U.S. Holder's tax basis in the Debenture or Shares. A U.S. Holder's tax basis in a Debenture generally will equal the cost of the Debenture to the U.S. Holder increased by the amount of market discount, if any, previously taken into income by the U.S. Holder or decreased by any bond premium theretofore amortized by the U.S. Holder with respect to the Debenture. (For the basis and holding period of Shares, see "- Conversion of Debentures" and "- Dividends on Shares.") The gain or loss on such disposition of the Debentures or Shares will be long-term capital gain or loss if the Debentures or Shares have been held for more than one year at the time of such disposition.

         Dividends on Shares. Distributions on Shares will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Such dividends will be subject to United States federal income taxation in the hands of U.S. Holders of Shares under rules generally applicable to dividends received from United States corporations. For example, such dividends paid to U.S. Holders that are United States corporations may qualify for the 70% dividends-received deduction permitted by Section 243 of the Code. Individuals, partnerships, trusts, and certain corporations, including certain foreign corporations, are not entitled to the dividends-received deduction.

         To the extent, if any, that a U.S. Holder receives a distribution on Shares that would otherwise constitute a dividend for United States federal income tax purposes, but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the U.S. Holder's tax basis in the Shares. Any such distribution in excess of the U.S. Holder's tax basis in the Shares will be treated as a capital gain.

NON-U.S. HOLDERS

         Payments of Interest. A non-U.S. Holder will not be subject to United States federal income tax by withholding or otherwise on payments of interest on a Debenture (provided that the beneficial owner of the Debenture fulfills the statement requirements set forth in applicable Treasury Regulations) unless such Non-U.S. Holder (i) actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or (ii) is a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership.

         Gain on Disposition of Debentures or Shares. A Non-U.S. Holder will not be subject to United States federal income tax by withholding or otherwise on any gain realized upon the disposition of a Debenture or Shares received upon conversion thereof (including the receipt of cash in lieu of fractional Shares upon such conversion) unless (i) in the case of a Non-U.S. Holder who is a nonresident alien individual, a 30% withholding tax is applicable on such gain if, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and either (a) the Non-U.S. Holder has a "tax home" (within the meaning of the Code) in the United States (unless such gain is attributable to a fixed place of business in a country other than the United States maintained by such individual and has been subject to tax by such country of at least 10%) or (b) the gain is attributable to an office or other fixed place of business maintained by the Non-U.S. Holder in the United States or (ii) the Company is or will have been a "United States Real Property Holding Corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period, and no treaty exception is applicable, and at any point in time during such period the Non-U.S. Holder has held, directly or indirectly, in the case of Shares, more than 5% of the Common Stock or, in the case of the Debentures, Debentures with a fair market value at the time of acquisition (or, if additional Debentures are acquired, at the time of subsequent acquisition) exceeding the fair market value at such time of 5% of the outstanding Common Stock. If clause
(ii) is applicable, such gain will be subject to U.S. income tax and, in addition, a withholding tax will apply (generally at a rate of 10% of the gross proceeds of any such sale or other disposition). The Company believes that it is not, and will not be in the foreseeable future, a United States Real Property Holding Company. Any amount withheld pursuant to these rules will be creditable against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund upon furnishing the required information to the Internal Revenue Service.

         Conversion of Debentures. A Non-U.S. Holder will not be subject to United States federal income tax by withholding or otherwise on the conversion of a Debenture into Shares (except with respect to the receipt of cash in lieu of fractional Shares by Non-U.S. Holders described in clause (i) of "- Gain on Disposition of Debentures or Shares") if such Non-U.S. Holder would not be subject to such taxation in respect of gain on a disposition of the Debentures under the rules described in clause (ii) of "- Gain on Disposition of Debentures or Shares" and provided certain other conditions are satisfied. The Company does not presently intend to withhold United States federal income tax on the conversion of a Debenture. However, if the Company determines, based upon the advice of recognized tax counsel, that such withholding is required, the Company may in its sole discretion withhold generally at a rate of 10% of the fair market value of the Shares, plus cash, if any, received by such Non-U.S. Holder. See "- Gain on Disposition of Debentures or Shares" for the treatment of such withheld amounts.


         Assuming Silver King becomes jointly liable with the Company with respect to the Debentures in connection with the Merger, the conversion of Debentures into shares of Silver King Common Stock in accordance with the Indenture following the Merger would have the same tax consequences for holders of Debentures described above.


         Dividends. Generally, any distribution on Shares to a Non-U.S. Holder will be subject to United States federal income tax withholding at a rate of 30% of the amount of the distribution, or at a lesser applicable treaty rate. Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate unless the Company has definite knowledge that such presumption is not warranted or an applicable tax treaty requires some other method for determining a Non-U.S. Holder's residence.

         To the extent, if any, that a distribution to a Non-U.S. Holder is treated as a tax-free return of capital or as a capital gain (see "- U.S. Holders - Dividends on Shares" above), the Company nevertheless intends to withhold United States federal income tax at the 30% or lesser applicable treaty rate. In such event, the Non-U.S. Holder is entitled to apply for a refund of such withheld amounts by filing form 1040NR (individuals) or Form 1120F (corporations) with the Internal Revenue Service. To the extent that the distribution is treated as a capital gain, however, it will be subject to the same rules as applicable to gains realized on the disposition of Common Stock (see "- Gain on disposition of Debentures or Shares"), and therefore a refund may not be granted.

         Estate Tax. Debentures held at the time of death by an individual holder, who at such time was not a citizen or resident of the United States, will not be subject to United States federal estate tax, provided that at such time, the holder did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote. Shares held at the time of death (or previously transferred subject to certain retained rights or powers) by an individual holder, who at such time was not a citizen or resident of the United States, will be subject to United States federal estate tax, except as otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         In addition to the withholding rules described above, interest, dividends, distributions, and payments of proceeds from the disposition by certain noncorporate holders of Debentures or shares of Common Stock may be subject to backup withholding at a rate of 31%. A U.S. Holder generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes, in the manner prescribed by the Code, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax, upon furnishing the required information.

         Generally, backup withholding of United States federal income tax at a rate of 31% and information reporting may apply to payments of principal, interest and premium (if any) to Non-U.S. Holders that are not "exempt recipients" and that fail to provide certain information as may be required by United States law and applicable regulations. Under temporary and proposed United States Treasury regulations, backup withholding and information reporting will not apply to dividends paid on Shares to a Non-U.S. Holder. Generally, the payer of the dividends may rely on the payee's address outside the United States in determining that such payee is a Non-U.S. Holder. The payment of the proceeds of the disposition of Debentures or Shares to or through the United States office or a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of Debentures or Shares to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for a specified three-year period is from activities that are effectively connected with a United States trade or business, information reporting will apply unless such broker has documentary evidence in its files of the owner's status as a Non-U.S. Holder and has no actual knowledge to the contrary. Under proposed Treasury regulations, both backup or withholding and information reporting will apply to the proceeds from such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

         Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining any such exemption, if available.

                                 LEGAL MATTERS

         Certain legal matters with respect to the Debentures and Shares will be passed upon by H. Steven Holtzman, Senior Counsel to the Company.

                                    EXPERTS

         The consolidated financial statements and schedule of Home Shopping Network, Inc. as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports, dated February 21, 1996, of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             INDEX OF DEFINED TERMS


Additional Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
Affiliation Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . 18
BDTV  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
CEDEL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Certificated Debentures . . . . . . . . . . . . . . . . . . . . . . . . . 22
Change of Control . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
Change of Control Offer . . . . . . . . . . . . . . . . . . . . . . . . . 26
Chase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
Chase Commitment Letter . . . . . . . . . . . . . . . . . . . . . . . . . 13
Class B Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . .  6
Code  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Company Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
Contingent Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
Debentures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
DTC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Equity Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Euroclear . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Exchange Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
FCC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
FCC Approval  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
FCC June Order  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
FCC Order . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Global Debenture  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
HOT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
HOT Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
HSC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
HSN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Indebtedness  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
Indenture . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
Indirect Participants . . . . . . . . . . . . . . . . . . . . . . . . . . 23
ISN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Kirch . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
Kofler  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
legal defeasance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
Liberty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
Liberty HSN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Liberty Option  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
LPTV  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Mail Order  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Memorandum  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Merger and Exchange . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
Non-Global Purchasers . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Non-Payment Default . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
Non-U.S. Holder . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
Participants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Payment Blockage Period . . . . . . . . . . . . . . . . . . . . . . . . . 27
Placement Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Prior Credit Facility . . . . . . . . . . . . . . . . . . . . . . . . . . 13


Purchasers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
QIBs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
Quelle  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
QVC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Registration Statement  . . . . . . . . . . . . . . . . . . . . . . . . .  2
Replacement Facility  . . . . . . . . . . . . . . . . . . . . . . . . . . 13
Savoy Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
SEC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Section 203 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Securities Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Selling Securityholders . . . . . . . . . . . . . . . . . . . . . . . . .  1
Senior Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Silver King . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Silver King Class B Common Stock  . . . . . . . . . . . . . . . . . . . .  6
Silver King Common Stock  . . . . . . . . . . . . . . . . . . . . . . . .  6
Silver King Exchange Securities . . . . . . . . . . . . . . . . . . . . .  6
Silver King LPTV Stations . . . . . . . . . . . . . . . . . . . . . . . . 18
Silver King Stations  . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Silver King Sub . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Standstill Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
Stockholders Agreement  . . . . . . . . . . . . . . . . . . . . . . . . .  6
Subscriber Condition  . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Subsidiary Guarantors . . . . . . . . . . . . . . . . . . . . . . . . . . 13
TCI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
TCI Company Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
Trustee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
U.S. Holder . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
United States Real Property Holding Corporation . . . . . . . . . . . . . 35
Voting Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Voting Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

================================================================================

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                         -----------------------------

                              TABLE OF CONTENTS


                                                                        PAGE
                                                                        ----

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .  2
INCORPORATION OF DOCUMENTS BY
   REFERENCE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
RATIO OF EARNINGS TO FIXED CHARGES  . . . . . . . . . . . . . . . . . . . 16
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
CERTAIN RELATIONSHIPS INVOLVING DILLER,
   LIBERTY AND SILVER KING  . . . . . . . . . . . . . . . . . . . . . . . 16
SELLING SECURITYHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . 19
DESCRIPTION OF DEBENTURES . . . . . . . . . . . . . . . . . . . . . . . . 21
DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . 31
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . 32
CERTAIN TAX CONSIDERATIONS  . . . . . . . . . . . . . . . . . . . . . . . 33
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37

================================================================================





                          HOME SHOPPING NETWORK, INC.





                                  $100,000,000
                   5 7/8% Convertible Subordinated Debentures
                               due March 1, 2006
                                      and
                              8,333,333 Shares of
                                  Common Stock




                   -----------------------------------------



                                   PROSPECTUS



                   -----------------------------------------


                              November 18, 1996




================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


         All of the expenses in connection with the distribution of the Debentures and Shares are set forth below and will be borne by the Registrant.



          Registration Fee  . . . . . . . . . . . . . . . . . . . .  $34,483.00
         *Legal Fees and Expenses . . . . . . . . . . . . . . . . .  $30,000.00
         *Accounting Fees and Expenses  . . . . . . . . . . . . . .  $25,000.00
                                                                     ----------
                 *Total . . . . . . . . . . . . . . . . . . . . . .  $89,483.00
                                                                     ==========


         ----------------
         *Estimated.

ITEM 15.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Section 102(b)(7) of the Delaware General Corporation Law provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

         Article NINTH of the Company's Restated Certificate of Incorporation provides as follows:

        "(A)    The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a
                                     II-1
manner he reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (B) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of equity or the court in which such action or suit was brought shall determine upon application that, despite the adjudication or liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of equity or such other court shall deem proper.

         (C) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (A) and (B) of this Article Ninth or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (D) Any indemnification under subsections (A) and (B) of this Article NINTH (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (A) and
(B). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or if such a quorum is not obtainable, or, even if obtainable a quorum of the disinterested directors so directs, by independent legal counsel in a written opinion or by the stockholders.

         (E) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article.

         (F) The indemnification and advancement of expenses provided by, or granted pursuant to this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person; it being the intent and purpose of this Article that the corporation shall have the authority to indemnify directors, officers, agents and employees to the fullest extent allowed by the laws of the State of Delaware as those laws exist now or may hereafter be amended, provided that such amendment expands the right to indemnify officers, directors, agents or employees.

        (G) The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of
                                     II-2
his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article."

         Article FOURTEENTH of the Company's Restated Certificate of Incorporation provides as follows:

         "The directors of the corporation shall in no event be liable to the corporation or to its stockholders for monetary damages for breach of a fiduciary duty of a director; provided, however, that this Article shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The liability of a director shall be further eliminated or limited to the fullest extent allowable under Delaware law, as it may in the future be amended."

         The Company either has executed or expects to execute indemnification agreements for each member of the Board of Directors and for certain officers of the Company.


ITEM 16.         EXHIBITS
  *4.0   Indenture dated as of March 1, 1996 between the Company and United
         States Trust Company of New York, as Trustee for the Company's 5 7/8%
         Convertible Subordinated Debentures due March 1, 2006 (filed as
         Exhibit 4.0 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (file No. 1-9118) and incorporated herein by reference).

  *5.1   Opinion of H. Steven Holtzman, Senior Counsel to the Company.

  12.0   Statement regarding Computation of Ratios.

  23.0   Consent of KPMG Peat Marwick LLP.

 *24.0   Power of Attorney (included on signature pages to the Registration
         Statement).

 *25.0   Form T-1 Statement of Eligibility and Qualification under the Trust

         Indenture Act of 1939 of United States Trust Company of New York.



* Previously filed.




ITEM 17.         UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on November 18, 1996.



                                      HOME SHOPPING NETWORK, INC.




                                      By:  /s/ Kevin J. McKeon
                                         --------------------------------------
                                         Name:   Kevin J. McKeon
                                         Title:  Executive Vice President,
                                                 Chief Financial
                                                 Officer and Treasurer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the date indicated:



Signature                                    Title                                        Date
---------                                    -----                                        ----
*                                            President, Chief
------------------------------------------   Executive Officer and Director
(James G. Held)


/s/  Kevin J. McKeon                         Executive Vice President, Chief
------------------------------------------   Financial Officer and Treasurer         November 18, 1996
(Kevin J. McKeon)                            (Principal Financial Officer)


*                                            Vice President and Controller
------------------------------------------   (Chief Accounting Officer)
(Brian J. Feldman)


*                                            Chairman of the Board
------------------------------------------   and Director
(Barry Diller)


*                                            Director
------------------------------------------
(Peter R. Barton)


*                                            Director
------------------------------------------
(Robert R. Bennett)


*                                            Director
------------------------------------------
(Leo J. Hindery, Jr.)


*                                            Director
------------------------------------------
(General H. Norman Schwarzkopf)


*                                            Director
------------------------------------------
(Eli J. Segal)



*By: /s/ Kevin J. McKeon                                                             November 18, 1996
     -------------------------------------
     Kevin J. McKeon
     Attorney-in-Fact

                                 EXHIBIT INDEX





  *4.0 Indenture dated as of March 1, 1996 between the Company and United States Trust Company of New York, as Trustee for the
                 Company's 5 7/8% Convertible Subordinated Debentures due
                 March 1, 2006 (filed as Exhibit 4.0 to the Company's Annual
                 Report on Form 10-K for the year ended December 31, 1995 (file
                 No. 1-9118) and incorporated herein by reference).

  *5.1           Opinion of H. Steven Holtzman, Senior Counsel to the Company.

  12.0           Statement regarding Computation of Ratios.

  23.0           Consent of KPMG Peat Marwick LLP.

 *24.0 Power of Attorney (included on signature pages to the Registration Statement).

 *25.0           Form T-1 Statement of Eligibility and Qualification under the
                 Trust Indenture Act of 1939 of United States Trust Company of
                 New York.




*Previously filed.